     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 27, 2001
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              GENZYME CORPORATION
             (Exact name of registrant as specified in its charter)

                 MASSACHUSETTS                                     06-1047163
 (State or other jurisdiction of incorporation       (I.R.S. Employer Identification Number)
               or organization)

       ONE KENDALL SQUARE, CAMBRIDGE, MASSACHUSETTS 02139 (617) 252-7500 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                               PETER WIRTH, ESQ.
                Executive Vice President and Chief Legal Officer
                              Genzyme Corporation
                               One Kendall Square
                         Cambridge, Massachusetts 02139
                                 (617) 252-7500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                WITH COPIES TO:
                             PAUL M. KINSELLA, ESQ.
                               Palmer & Dodge LLP
                               One Beacon Street
                          Boston, Massachusetts 02108
                                 (617) 573-0100
                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                        CALCULATION OF REGISTRATION FEE

                                                                       PROPOSED MAXIMUM     PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                   AMOUNT TO           OFFERING PRICE          AGGREGATE          AMOUNT OF
        SECURITIES TO BE REGISTERED               BE REGISTERED            PER UNIT          OFFERING PRICE     REGISTRATION FEE
3% Convertible Subordinated Debentures Due
  May 15, 2021..............................       $575,000,000            $1,000(1)          $575,000,000          $143,750
Genzyme General Division common stock, $0.01
  par value (2).............................   8,179,231 shares (3)           --                   --              $0.00 (5)
Genzyme Biosurgery Division common stock,      2,000,000 shares (3)
  $0.01 par value (2).......................           (4)                    --                   --              $0.00 (5)
Genzyme Molecular Oncology Division common     2,000,000 shares (3)
  stock, $0.01 par value (2)................           (4)                    --                   --              $0.00 (5)

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a).
(2) Includes associated purchase rights which currently are evidenced by certificates for shares of Genzyme General Division common stock ("Genzyme General Stock"), Genzyme Biosurgery Division common stock ("Biosurgery Stock") and Genzyme Molecular Oncology Division common stock ("Molecular Oncology Stock"), respectively, and automatically trade with such shares.
(3) The registration statement shall also cover such additional number of shares of Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock as are required for issuance upon a stock split, stock dividend or similar transaction.
(4) The shares of Biosurgery Stock and Molecular Oncology Stock registered hereby may become issuable upon conversion of the 3% convertible subordinated debentures due May 15, 2021 (the "Debentures") as a result of one or more stock dividends of shares of these series on Genzyme General Stock prior to conversion of the Debentures.
(5) Pursuant to Rule 457(i), there is no filing fee with respect to the shares of Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock because these shares would be issued upon conversion of the Debentures and no additional consideration would be received in connection with the exercise of the conversion privilege.
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JULY 27, 2001

                                     [LOGO]

                        $575,000,000 PRINCIPAL AMOUNT OF
            3% CONVERTIBLE SUBORDINATED DEBENTURES DUE MAY 15, 2021

           8,179,231 SHARES OF GENZYME GENERAL DIVISION COMMON STOCK

    We issued the debentures in a private placement in May 2001. This prospectus will be used by selling securityholders to resell their debentures and the shares of Genzyme General Division common stock issuable upon conversion of their debentures. We will not receive any of the proceeds from the sale of these debentures or these shares.

    The debentures are unsecured subordinated obligations of Genzyme Corporation. The debentures will accrue interest at an annual rate of 3%. We will pay interest on the debentures on May 15 and November 15 of each year. The first interest payment will be made on November 15, 2001. On or after May 20, 2004, we may redeem for cash all or part of the debentures that have not previously been converted or repurchased at the redemption prices set forth in this prospectus. Holders may require us to repurchase all or part of their debentures for cash on May 15, 2006, May 15, 2011 or May 15, 2016, at a price equal to 100% of the principal amount of the debentures plus accrued interest up to but not including the date of repurchase. In addition, if we undergo specific kinds of fundamental changes that are described in this prospectus, each holder may require us to repurchase for cash all or a portion of the holder's debentures. See "DESCRIPTION OF DEBENTURES--Repurchase at Option of Holder Upon a Fundamental Change."

    Holders may surrender their debentures for conversion into shares of Genzyme General Division common stock at the conversion price (currently approximately $70.30 per share of Genzyme General Division common stock, but subject to adjustment) if any of the following conditions is satisfied:

    - if the closing sale price of Genzyme General Division common stock for at least 20 trading days in the 30 trading day period ending on the trading day prior to the date of surrender is more than 110% of the conversion price per share of Genzyme General Division common stock on that preceding trading day;

    - if we have called the debentures for redemption; or

    - upon the occurrence of specified corporate transactions.

    The debentures have been designated for trading in The Portal-SM- Market, a subsidiary of The Nasdaq Stock Market, Inc. Any debentures that are resold by means of this prospectus will no longer be eligible for trading in The Portal-SM- Market. Genzyme General Division common stock is one of Genzyme Corporation's three tracking stocks. It is quoted on the Nasdaq National Market under the trading symbol "GENZ," and on July 25, 2001 its closing price was $52.15 per share.

    INVESTING IN THE DEBENTURES AND SHARES OF GENZYME GENERAL DIVISION COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 4.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               THE DATE OF THIS PROSPECTUS IS             , 2001.

      GENZYME CORPORATION  -  ONE KENDALL SQUARE, CAMBRIDGE, MASSACHUSETTS
                            02139  -  (617) 252-7500

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Note Regarding Forward-Looking Statements...................      2
Genzyme Corporation.........................................      3
Risk Factors................................................      4
Genzyme Corporation and Subsidiaries
Selected Historical Financial Data..........................     18
Ratio of Earnings to Fixed Charges..........................     25
Use of Proceeds.............................................     25
Description of Credit Facility..............................     25
Description of Debentures...................................     26
Selling Securityholders.....................................     38
Plan of Distribution........................................     39
Legal Matters...............................................     41
Experts.....................................................     41
Where You Can Find More Information.........................     42

NOTE REGARDING TRADEMARKS

Genzyme-Registered Trademark-, Cerezyme-Registered Trademark-,
Ceredase-Registered Trademark- and Thyrogen-Registered Trademark- are registered trademarks of Genzyme Corporation.

Fabrazyme-TM- and Sepra-TM- are trademarks of Genzyme Corporation.

Genzyme-Registered Trademark- is a registered servicemark of Genzyme
Corporation.

Renagel-Registered Trademark- is a registered trademark of GelTex
Pharmaceuticals, Inc.

Synvisc-Registered Trademark- is a registered trademark of Genzyme Biosurgery Corporation.

AVONEX-Registered Trademark- is a registered trademark of Biogen, Inc.

Replagal-TM- is a trademark of Transkaryotic Therapies, Inc.

NOTE REGARDING REFERENCES TO GENZYME DIVISIONS AND SERIES OF STOCK.

    Throughout this prospectus, the words "we," "us," "our" and "Genzyme" refer to Genzyme Corporation and all of its operating divisions taken as a whole, and "our board of directors" refers to the board of directors of Genzyme Corporation. In addition, we refer to our three operating divisions as follows:

    - Genzyme General Division = "Genzyme General";

    - Genzyme Biosurgery Division = "Genzyme Biosurgery"; and

    - Genzyme Molecular Oncology Division = "Genzyme Molecular Oncology."

    We currently have three designated series of common stock. Each of these series is intended to reflect the value and track the performance of one of our divisions. We refer to each series of common stock as follows:

    - Genzyme General Division Common Stock = "Genzyme General Stock";

    - Genzyme Biosurgery Division Common Stock = "Biosurgery Stock"; and

    - Genzyme Molecular Oncology Division Common Stock = "Molecular Oncology Stock."

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements about our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing products, future success of development-stage products, plans and objectives of management and other matters. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements, therefore, should be considered in light of all of the information included or referred to in this prospectus, including the information set forth under the heading "RISK FACTORS" beginning on page 4.

    Words such as "estimate," "project," "plan," "intend," "expect," "believe," "anticipate," "should," "may," "will" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this prospectus and the documents incorporated by reference.

    We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

                              GENZYME CORPORATION

    We are a biotechnology and human healthcare company that develops innovative products and provides services for major unmet medical needs. We were founded as a Delaware corporation in June 1981 and became a Massachusetts corporation in 1991. We currently have three operating divisions. Each of our divisions has a related series of common stock that is intended to reflect its value and track its financial performance. Our three operating divisions are:

    - Genzyme General, which develops and markets therapeutic products, with an expanding focus on products that treat patients suffering from lysosomal storage disorders and other specialty therapeutics; diagnostic products, with a focus on IN VITRO diagnostics; and other products and services, such as genetic testing services and lipids and peptides for drug delivery.

    - Genzyme Biosurgery, which develops, manufactures and sells instruments, devices, biomaterials and biotherapeutic products to improve or replace surgery, with an emphasis on the orthopaedic and cardiothoracic markets.

    - Genzyme Molecular Oncology, which utilizes its functional genomics and antigen discovery technology platforms to develop novel cancer products focused on cancer vaccines and angiogenesis inhibitors, and to generate partnering revenue by developing cancer products, with a focus on therapeutic vaccines and angiogenesis inhibitors.

    We allocate all of our products, services, programs, assets and liabilities among our divisions for purposes of financial statement presentation; however, Genzyme, the corporation, continues to own all of the assets and is responsible for all of the liabilities allocated to each of the divisions.

                                  RISK FACTORS

    If you purchase our securities you will take on financial risk. In deciding whether to invest, you should carefully consider the following risk factors in addition to the other information included and incorporated by reference in this prospectus. It is especially important to keep these risk factors in mind when you read forward-looking statements.

                        RISKS RELATED TO THE DEBENTURES

    The following risk factors should be considered carefully in contemplating an investment in the debentures.

THE DEBENTURES ARE SUBORDINATED AND CONTAIN NO FINANCIAL COVENANTS.

    The debentures are unsecured and subordinated in right of payment to any senior indebtedness. As a result of this subordination, in the event of our bankruptcy, liquidation or reorganization or certain other events, our assets will be available to pay obligations on the debentures only after all senior indebtedness has been paid in full. After repaying any senior indebtedness, we may not have enough assets to repay the debentures. The debentures effectively will be subordinated to all our subsidiaries' indebtedness and other liabilities, including trade payables. We are not prohibited from incurring debt under the indenture and we may incur additional debt. The indenture does not contain any financial covenants or restrictions on the payment of dividends. The indenture does not restrict the issuance or repurchase of securities by us or our subsidiaries. The indenture contains no covenants or other provisions to afford you protection in the event of a highly leveraged transaction, such as leveraged recapitalizations, that would increase the level of our indebtedness, or a change in control except as described under "DESCRIPTION OF DEBENTURES--Repurchase at Option of Holder Upon a Fundamental Change."

AN ACTIVE TRADING MARKET FOR THE DEBENTURES MAY NOT DEVELOP.

    We cannot assure you that an active trading market for the debentures will develop or as to the liquidity or sustainability of any such market, the ability of holders to sell their debentures or the price at which holders of the debentures will be able to sell their debentures. Future trading prices of the debentures will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities.

WE MAY NOT BE ABLE TO RAISE THE FUNDS NECESSARY TO FINANCE A CHANGE IN CONTROL PURCHASE OR A PURCHASE AT THE OPTION OF THE HOLDER.

    Holders of the debentures may require us to purchase their debentures for cash on May 15, 2006, May 15, 2011 and May 15, 2016 and upon the occurrence of specific kinds of fundamental changes that are described in this prospectus. It is possible that we would not have sufficient funds at that time to make the required purchase of debentures with cash. See "DESCRIPTION OF DEBENTURES-- Purchase of Debentures at the Option of the Holder" and "--Repurchase at Option of Holder Upon a Fundamental Change."

                            RISKS RELATED TO GENZYME

    The following risk factors relate to Genzyme generally and affect all of our divisions, including Genzyme General. Holders of Genzyme General Stock are stockholders of Genzyme and are, therefore, subject to all of the risks and uncertainties of Genzyme, not just those of Genzyme General. Liabilities or contingencies of our divisions other than Genzyme General that affect our resources or financial condition could affect the financial condition or results of operations of Genzyme General. Therefore, you should consider carefully these risk factors before investing in our securities.

A REDUCTION IN REVENUE FROM SALES OF PRODUCTS THAT TREAT GAUCHER DISEASE WOULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

    We generate a majority of our product revenues from sales of enzyme-replacement products for patients with Gaucher disease. We entered this market in 1991 with Ceredase-Registered Trademark- enzyme. Because production of Ceredase-Registered Trademark- enzyme was subject to supply constraints, we developed Cerezyme-Registered Trademark- enzyme, a recombinant form of the enzyme. Recombinant technology uses specially engineered cells to produce enzymes, or other substances, by inserting into the cells of one organism the genetic material of a different species. In the case of Cerezyme-Registered Trademark- enzyme, scientists engineer Chinese hamster ovary cells to produce human alpha glucocerebrosidase. We stopped producing Ceredase-Registered Trademark- enzyme, except for small quantities, during 1998, after substantially all the patients who previously used
Ceredase-Registered Trademark- enzyme converted to
Cerezyme-Registered Trademark- enzyme. Sales of Ceredase-Registered Trademark-enzyme and Cerezyme-Registered Trademark- enzyme totaled $536.9 million for the year ended December 31, 2000, representing approximately 59% of our total revenues for that year and $139.6 million for the three months ended March 31, 2001, representing approximately 50% of our total revenues for that period.

    Because our business is highly dependent on Cerezyme-Registered Trademark-enzyme, a decline in the growth rate of Cerezyme-Registered Trademark- enzyme sales could have an adverse effect on our operations and may cause the value of our securities to decline substantially. We will lose revenues from Cerezyme-Registered Trademark- enzyme if competitors develop alternative treatments for Gaucher disease and these alternative products gain commercial acceptance. Some companies have initiated efforts to develop competitive products, and other companies may do so in the future. In addition, the patient population with Gaucher disease is limited. Because a significant percentage of that population already uses Cerezyme-Registered Trademark- enzyme, opportunities for future sales growth are limited. Further, changes in the methods for treating patients with Gaucher disease, including treatment protocols that combine Cerezyme-Registered Trademark- enzyme with other therapeutic products or reduce the amount of Cerezyme-Registered Trademark-enzyme prescribed, could result in a decline in Cerezyme-Registered Trademark-enzyme sales. Cerezyme-Registered Trademark- enzyme's orphan drug status, which provided us with exclusive marketing rights for Cerezyme-Registered Trademark-enzyme in the United States, expired in May 2001. We have patents protecting our method of manufacturing Cerezyme-Registered Trademark- enzyme until 2010 and the composition of Cerezyme-Registered Trademark- enzyme as made by that process until 2013. The expiration of market exclusivity and orphan drug status in May 2001 will likely subject Cerezyme-Registered Trademark- enzyme to increased competition which may decrease the amount of revenue we receive from this product or the growth of that revenue.

OUR FUTURE EARNINGS GROWTH WILL DEPEND ON OUR ABILITY TO INCREASE SALES OF RENAGEL-REGISTERED TRADEMARK- PHOSPHATE BINDER.

    In November 1998, we launched, through a joint venture with GelTex Pharmaceuticals, Inc. (or GelTex), Renagel-Registered Trademark- phosphate binder, a non-absorbed phosphate binder approved for use by patients with end-stage renal disease undergoing a form of treatment known as hemodialysis. We acquired GelTex in December 2000. We are currently conducting additional clinical trials in order to determine the efficacy and safety of Renagel-Registered Trademark- phosphate binder when administered to pre-dialysis patients. The commercial success of Renagel-Registered Trademark- phosphate binder is subject to substantial uncertainty and will depend on a number of factors, including:

    - the results of additional clinical trials for additional indications and expanded labeling;

    - our ability to increase market acceptance and sales of Renagel-Registered Trademark- phosphate binder;

    - market acceptance of a tablet formulation of Renagel-Registered Trademark-phosphate binder, which was launched in September 2000 in the United States;

    - optimal dosing and patient compliance with respect to Renagel-Registered Trademark- phosphate binder;

    - the availability of competing treatments serving the dialysis market;

    - the content and timing of our submissions to and decisions by regulatory authorities;

    - our ability to successfully retool and expand manufacturing systems;

    - our ability to manufacture Renagel-Registered Trademark- phosphate binder at a reasonable price;

    - the availability of reimbursement from third-party payers, and the extent of coverage; and

    - the accuracy of available information about dialysis patient populations and the accuracy of our expectations about growth in this population.

GOVERNMENT REGULATION IMPOSES SIGNIFICANT COSTS AND RESTRICTIONS ON THE DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCTS AND SERVICES.

    Our success will depend on our ability to satisfy regulatory requirements. We may not receive the required regulatory approvals on a timely basis or at all. Government agencies heavily regulate the production and sale of healthcare products and the provision of healthcare services. In particular, the Food and Drug Administration, commonly referred to as the FDA, and comparable agencies in foreign countries must approve human therapeutic and diagnostic products before they are marketed. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. This regulation may delay the time at which a company like Genzyme can first sell a product or may limit how a consumer may use a product or service or may adversely impact third-party reimbursement. A company's failure to comply with applicable regulatory approval requirements may lead regulatory authorities to take action against the company, including:

    - issuing warning letters;

    - issuing fines and other civil penalties;

    - suspending regulatory approvals;

    - refusing approval of pending applications or supplements to approved applications;

    - suspending product sales in the United States and/or exports from the United States;

    - recalling products; and

    - seizing products.

    Furthermore, therapies that have received regulatory approval for commercial sale may continue to face regulatory difficulties. The FDA and comparable foreign regulatory agencies, for example, may require post-marketing clinical trials or patient outcome studies. In addition, regulatory agencies subject a marketed therapy, its manufacturer and the manufacturer's facilities to continual review and periodic inspections. The discovery of previously unknown problems with a therapy, the therapy's manufacturer or the facility used to produce the therapy could prompt a regulatory authority to impose restrictions on the therapy, manufacturer or facility, including withdrawal of the therapy from the market.

LEGISLATIVE CHANGES MAY ADVERSELY IMPACT OUR BUSINESS.

    The FDA has designated some of our products, including
Cerezyme-Registered Trademark- enzyme, as orphan drugs under the Orphan Drug Act. The Orphan Drug Act provides incentives to manufacturers to develop and market drugs for rare diseases, generally by entitling the first developer that receives FDA marketing approval for an orphan drug to a seven-year exclusive marketing period in the United States for that product. In recent years Congress has considered legislation to change the Orphan Drug Act to shorten the period of automatic market exclusivity and to grant marketing rights to simultaneous developers of the drug. If the Orphan Drug Act is amended in this manner, any drugs for which we have been granted exclusive marketing rights under the Orphan Drug Act will face increased competition which may decrease the amount of revenue we receive from these products. In addition, the U.S. government has shown significant interest in pursuing healthcare reform. Any government-adopted reform measures could adversely affect:

    - the pricing of therapeutic products and medical devices in the United States or internationally; and

    - the amount of reimbursement available from governmental agencies or other third-party payers.

If the U.S. government significantly reduces the amount we may charge for our products, or the amount of reimbursement available for purchases of our products declines, our future revenues may decline and we may need to revise our research and development programs.

THE DEVELOPMENT OF OUR PRODUCTS INVOLVES A LENGTHY AND COMPLEX PROCESS, AND WE MAY BE UNABLE TO COMMERCIALIZE ANY OF THE PRODUCTS WE ARE CURRENTLY DEVELOPING.

    Before we can commercialize our development-stage products, we will need to:

    - conduct substantial research and development;

    - undertake preclinical and clinical testing; and

    - pursue regulatory approvals.

This process involves a high degree of risk and takes several years. Our product development efforts may fail for many reasons, including:

    - failure of the product in preclinical studies;

    - clinical trial data that is insufficient to support the safety or effectiveness of the product; or

    - our failure to obtain the required regulatory approvals.

For these reasons, and others, we may not successfully commercialize any of the products we are currently developing.

ANY MARKETABLE PRODUCTS THAT WE DEVELOP MAY NOT BE COMMERCIALLY SUCCESSFUL.

    Even if we obtain regulatory approval for any of our development-stage products, those products may not be accepted by the market or approved for reimbursement by third-party payers. A number of factors may affect the rate and level of market acceptance of these products, including:

    - regulation by the FDA and other government authorities;

    - market acceptance by doctors and hospital administrators;

    - the effectiveness of our sales force;

    - the effectiveness of our production and marketing capabilities;

    - the success of competitive products; and

    - the availability and extent of reimbursement from third-party payers.

If our products fail to achieve market acceptance, our profitability and financial condition will suffer.

WE WILL REQUIRE SIGNIFICANT ADDITIONAL FINANCING WHICH MAY NOT BE AVAILABLE ON FAVORABLE TERMS, IF AT ALL.

    At March 31, 2001, we had approximately $619.6 million in cash, cash equivalents and short- and long-term investments, excluding investments in equity securities. We intend to use substantial portions of our available cash for:

    - product development and marketing;

    - expanding facilities and staff;

    - working capital; and

    - strategic business initiatives.

    In June 2001, we paid approximately $65.0 million in cash to stockholders of Wyntek Diagnostics, Inc. and holders of rights to acquire common stock of Wyntek in connection with our acquisition of that company. We have allocated this acquisition to Genzyme General.

    In June 2001, we repaid $150.0 million of the principal outstanding under our revolving credit facility with a syndicate of commercial banks. We drew these funds in December 2000 to finance a portion of the cash consideration for our acquisition of GelTex and had allocated this debt to Genzyme General.

    We may further reduce available cash reserves to pay principal and interest on the following debt:

    - $575.0 million in principal under our 3% convertible subordinated debentures due May 15, 2021, the entire amount of which is allocated to Genzyme General. These debentures may be converted into shares of Genzyme General Stock. See "DESCRIPTION OF DEBENTURES--Conversion Rights."

    - $218.0 million in principal under our revolving credit facility with a syndicate of commercial banks, all of which is allocated to Genzyme Biosurgery.

    - $21.2 million in principal under our 5% convertible subordinated debentures due August 2003, the entire amount of which is allocated to Genzyme General. These debentures are convertible into shares of Genzyme General Stock. On July 18, 2001, we sent notices to the holders of these debentures indicating our intention to redeem any debentures that remain unconverted on August 30, 2001 at a price equal to 103 percent of the $21.2 million principal amount, plus accrued interest through the date of redemption. We may pay the redemption price in cash or, with the consent of the holders of these debentures, in shares of Genzyme General Stock.

    - $10.0 million in principal under our 6.9% convertible subordinated note in favor of UBS Warburg LLC, the entire amount of which is allocated to Genzyme Biosurgery. This note matures in May 2003 and is convertible into shares of Biosurgery Stock.

If we use cash to pay or redeem all or a portion of this debt, including the principal and interest due on it, our cash reserves will be diminished. To satisfy these and other commitments, we may have to obtain additional financing. We may be unable to obtain any additional financing, extend any existing financing arrangement, or obtain either on terms that we consider favorable.

WE MAY FAIL TO PROTECT ADEQUATELY OUR PROPRIETARY TECHNOLOGY, WHICH WOULD ALLOW COMPETITORS TO TAKE ADVANTAGE OF OUR RESEARCH AND DEVELOPMENT EFFORTS.

    Our long-term success largely depends on our ability to market technologically competitive products. If we fail to obtain or maintain these protections we may not be able to prevent third parties from using our proprietary rights. Our currently pending or future patent applications may not result in issued patents. In the United States, patent applications are confidential until patents issue, and because third parties may have filed patent applications for technology covered by our pending patent applications without us being aware of those applications, our patent applications may not have priority over any patent applications of others. In addition, our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products or provide us with any competitive advantage. If a third party initiates litigation regarding our patents, our collaborators' patents, or those patents for which we have license rights, and is successful, a court could revoke our patents or limit the scope of coverage for those patents.

    The U.S. Patent and Trademark Office, commonly referred to as the USPTO, and the courts have not consistently treated the breadth of claims allowed in biotechnology patents. If the USPTO or the courts begin to allow broader claims, the incidence and cost of patent interference proceedings and the risk of infringement litigation will likely increase. On the other hand, if the USPTO or the courts begin to allow narrower claims, the value of our proprietary rights may be limited. Any changes in, or unexpected interpretations of, the patent laws may adversely affect our ability to enforce our patent position.

    We also rely upon trade secrets, proprietary know-how and continuing technological innovation to remain competitive. We protect this information with reasonable security measures, including the use of confidentiality agreements with our employees, consultants and corporate collaborators. It is possible that these individuals will breach these agreements and that any remedies for a breach will be insufficient to allow us to recover our costs. Furthermore, our trade secrets, know-how and other technology may otherwise become known or be independently discovered by our competitors.

WE MAY BE REQUIRED TO LICENSE TECHNOLOGY FROM COMPETITORS IN ORDER TO DEVELOP AND COMMERCIALIZE SOME OF OUR PRODUCTS AND SERVICES, AND IT IS UNCERTAIN WHETHER THESE LICENSES WILL BE AVAILABLE.

    Third-party patent rights may cover some of the products that we or our strategic partners are developing or testing. As a result, we or our strategic collaborators may be required to obtain licenses from the holders of these patents in order to use, manufacture or sell these products and services, and payments under these licenses may reduce our revenue from these products. Furthermore, we may not be able to obtain these licenses on acceptable terms or at all. If we fail to obtain a required license or are unable to alter the design of our technology to fall outside of a patent, we may be unable to effectively market some of our technology and services, which could limit our profitability.

WE MAY INCUR SUBSTANTIAL COSTS AS A RESULT OF LITIGATION OR OTHER PROCEEDINGS RELATING TO PATENT AND OTHER INTELLECTUAL PROPERTY RIGHTS.

    A third party may sue us or one of our strategic collaborators for infringing the third-party's patent rights. Likewise, we or one of our strategic collaborators may need to resort to litigation to enforce our patent rights or to determine the scope and validity of third-party proprietary rights. For example, we filed a lawsuit on July 25, 2000 seeking injunctive relief and damages against Transkaryotic Therapies, Inc. in the U.S. District Court in Wilmington, Delaware for patent infringement resulting from Transkaryotic Therapies' manufacture and use of Replagal-TM-, its replacement therapy for Fabry disease. The suit alleges infringement of U.S. Patent No. 5,356,804, which we exclusively licensed from Mount Sinai School of Medicine. The patent is directed to methods of making alpha-galactosidase in mammalian cells, as well as the genetically-engineered cells themselves. On September 19, 2000, Transkaryotic Therapies filed a lawsuit against us and Mount Sinai School of Medicine in the U.S. District Court in Boston, Massachusetts seeking declaratory judgments that the manufacture, use and sale of Replagal-TM- does not infringe the patent licensed by us from Mount Sinai and that the Mount Sinai patent is invalid. While the declaratory judgment action filed by Transkaryotic Therapies has been dismissed without prejudice, Genzyme will continue the parallel case pending in the U.S. District Court in Delaware.

    The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert our management's efforts. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. If we do not prevail in this type of litigation, we or our strategic collaborators may be required to:

    - pay monetary damages;

    - stop commercial activities relating to the affected products or services;

    - obtain a license in order to continue manufacturing or marketing the affected products or services; or

    - compete in the market with a substantially similar product.

    Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue some of our operations. In addition, a court may require that we pay expenses or damages and litigation could disrupt our commercial activities.

WE MAY BE LIABLE FOR PRODUCT LIABILITY CLAIMS NOT COVERED BY INSURANCE.

    Individuals who use our products or services, including those we acquire in business combinations, may bring product liability claims against us or our subsidiaries. While we have taken, and continue to take, what we believe are appropriate precautions, we may be unable to avoid significant liability exposure. We have only limited amounts of product liability insurance, which may not provide sufficient coverage against any product liability claims. We may be unable to obtain additional insurance in the future, or we may be unable to do so on acceptable terms. Any additional insurance we do obtain may not provide adequate coverage against any asserted claims. In addition, regardless of merit or eventual outcome, product liability claims may result in:

    - diversion of management's time and attention;

    - expenditure of large amounts of cash on legal fees, expenses and payment of damages;

    - decreased demand for our products and services; and

    - injury to our reputation.

IN CONNECTION WITH OUR ACQUISITION OF BIOMATRIX, INC., WE ASSUMED LITIGATION FACED BY BIOMATRIX.

    On July 21 and August 7, 15, and 30, 2000, class action lawsuits requesting unspecified damages were filed in the U.S. District Court in New Jersey against Biomatrix and two of its officers and directors, Endre A. Balazs and Rory B. Riggs. In these actions, the plaintiffs seek to certify a class of all persons or entities who purchased or otherwise acquired Biomatrix common stock during the period between July 20, 1999 and April 25, 2000. The plaintiffs allege, among other things, that the defendants failed to accurately disclose information related to Biomatrix's Synvisc-Registered Trademark-viscosupplementation product during the period between July 20, 1999 and April 25, 2000, and assert causes of action under the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated under that statute. We acquired Biomatrix in December 2000. We intend to vigorously defend against those actions. We may be required to pay substantial damages or settlement costs to the extent that those damages or settlement costs are not covered by insurance. Regardless of their outcome, these actions may cause a diversion of our management time and attention.

OUR COMPETITORS IN THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRIES MAY HAVE SUPERIOR PRODUCTS, MANUFACTURING CAPABILITIES OR MARKETING POSITION.

    The human healthcare products and services industry is extremely competitive. Our competitors include major pharmaceutical companies and other biotechnology companies. Some of these competitors may have more extensive research and development, marketing and production capabilities. Some competitors also may have greater financial resources than we have.

    Our future success will depend on our ability to develop and market effectively our products against those of our competitors. For instance, we are seeking orphan drug designation for some of our products that are still in development or are currently being reviewed by the FDA for marketing approval, including Fabrazyme-TM- enzyme for the treatment of Fabry disease. We are aware of other companies developing products for the treatment of Fabry disease. Transkaryotic Therapies, Inc., for example, submitted its application for marketing approval for its product to the FDA approximately one week before we submitted our application for Fabrazyme-TM-enzyme. If Transkaryotic Therapies or any other company receives FDA approval for a Fabry disease therapy with orphan drug designation before we receive FDA approval for Fabrazyme-TM- enzyme, the Orphan Drug Act may preclude us from selling Fabrazyme-TM- enzyme in the United States for up to seven years. Similarly, we submitted our application for marketing approval of Fabrazyme-TM-enzyme with the European Medicines Evaluation Agency, or EMEA, within a short time of Transkaryotic Therapies' filing. If Transkaryotic Therapies or any other company receives EMEA approval for a Fabry disease therapy with orphan drug designation before we receive EMEA approval for Fabrazyme-TM- enzyme, the European equivalent of the Orphan Drug Act may preclude us from selling Fabrazyme-TM- enzyme in the European Union for up to ten years. If our products receive marketing approval but cannot compete effectively in the marketplace, our profitability and financial position will suffer.

IF WE ARE UNABLE TO KEEP UP WITH RAPID TECHNOLOGICAL CHANGES, OUR PRODUCTS OR SERVICES MAY BECOME OBSOLETE.

    The field of biotechnology is characterized by significant and rapid technological change. Although we attempt to expand our technological capabilities in order to remain competitive, research and discoveries by others may make our products or services obsolete. For example, some of our competitors may develop a product to treat Gaucher disease that is more effective or less expensive than Cerezyme-Registered Trademark- enzyme. If we cannot compete effectively in the marketplace, our profitability and financial position will suffer.

IF WE FAIL TO OBTAIN ADEQUATE LEVELS OF REIMBURSEMENT FOR OUR PRODUCTS FROM THIRD-PARTY PAYERS, THE COMMERCIAL POTENTIAL OF OUR PRODUCTS WILL BE SIGNIFICANTLY LIMITED.

    A substantial portion of our revenue comes from payments by third-party payers, including government health administration authorities and private health insurers. As a result of the trend toward managed healthcare in the United States, as well as legislative proposals to reduce payments under government insurance programs, third-party payers are increasingly attempting to contain healthcare costs by:

    - challenging the prices charged for healthcare products and services;

    - limiting both coverage and the amount of reimbursement for new therapeutic products;

    - denying or limiting coverage for products that are approved by the FDA, but are considered experimental or investigational by third-party payers; and

    - refusing in some cases to provide coverage when an approved product is used for disease indications in a way that has not received FDA marketing approval.

    Government and other third-party payers may not provide adequate insurance coverage or reimbursement for our products and services, which could impair our financial results. In addition, third-party payers may not reimburse patients for newly approved healthcare products, which could decrease demand for our products. Furthermore, Congress occasionally has discussed implementing broad-based measures to contain healthcare costs. It is possible that Congress will enact legislation specifically designed to contain healthcare costs. If third-party reimbursement is inadequate to allow us to recover our costs or if Congress passes legislation to contain healthcare costs, our profitability and financial condition will suffer.

CHANGES IN THE ECONOMIC, POLITICAL, LEGAL AND BUSINESS ENVIRONMENTS IN THE FOREIGN COUNTRIES IN WHICH WE DO BUSINESS COULD CAUSE OUR INTERNATIONAL SALES AND OPERATIONS, WHICH ACCOUNT FOR A SIGNIFICANT PERCENTAGE OF OUR CONSOLIDATED NET SALES, TO BE LIMITED OR DISRUPTED.

    Our international operations accounted for 39% of our consolidated revenues for both the year ended December 31, 2000 and the three months ended March 31, 2001. We expect that international sales will continue to account for a significant percentage of our revenues for the foreseeable future. In addition, we have direct investments in a number of subsidiaries outside of the United States, primarily in Europe and Japan. Our international sales and operations could be limited or disrupted, and the value of our direct investments may be diminished, by any of the following:

    - fluctuations in currency exchange rates;

    - the imposition of governmental controls;

    - less favorable intellectual property or other applicable laws;

    - the inability to obtain any necessary foreign regulatory approvals of products in a timely manner;

    - import and export license requirements;

    - political instability;

    - trade restrictions;

    - changes in tariffs;

    - difficulties in staffing and managing international operations; and

    - longer payment cycles.

    A significant portion of our business is conducted in currencies other than our reporting currency, the U.S. dollar. We recognize foreign currency gains or losses arising from our operations in the period in which we incur those gains or losses. As a result, currency fluctuations among the U.S. dollar and the currencies in which we do business have caused foreign currency transaction gains and losses in the past and will likely do so in the future. Because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we may suffer significant foreign currency transaction losses in the future due to the effect of exchange rate fluctuations on our future operating results.

SEVERAL ANTI-TAKEOVER PROVISIONS MAY DEPRIVE OUR STOCKHOLDERS OF THE OPPORTUNITY TO RECEIVE A PREMIUM FOR THEIR SHARES UPON A CHANGE IN CONTROL.

    Provisions of Massachusetts law and our charter, by-laws and shareholder rights plan could delay or prevent a change in control of Genzyme or a change in our management. Our tracking stock structure may also deprive our stockholders of the opportunity to receive a premium for their shares upon a change in control because, in order to obtain control of a particular division, an acquiror would have to obtain control of the entire corporation.

    In addition, our board of directors may, in its sole discretion:

    - exchange shares of Biosurgery Stock or Molecular Oncology Stock for Genzyme General Stock at a 30% premium over the market value of the exchanged shares; and

    - issue shares of undesignated preferred stock from time to time in one or more series.

Either of these board actions could increase the cost of an acquisition of Genzyme and thus discourage a takeover attempt.

                    RISKS RELATED TO GENZYME TRACKING STOCKS

    We have three series of tracking stock designed to reflect the value and track the performance of our three operating divisions as follows:

    - Genzyme General Stock designed to track the performance of Genzyme
      General;

    - Biosurgery Stock designed to track the performance of Genzyme Biosurgery; and

    - Molecular Oncology Stock designed to track the performance of Genzyme Molecular Oncology.

    The following are risks related to owning shares of our tracking stock. You should consider carefully these risk factors before deciding whether to invest in our stock.

HOLDERS OF OUR TRACKING STOCK ARE STOCKHOLDERS OF A SINGLE COMPANY AND UNFAVORABLE FINANCIAL TRENDS AFFECTING ONE DIVISION COULD NEGATIVELY AFFECT THE OTHER DIVISIONS.

    Our divisions are not separate legal entities. Holders of Genzyme General Stock, together with holders of our other series of tracking stock, are stockholders of a single company and face all of the risks of an investment in Genzyme.

    For purposes of financial presentation, we allocate programs, products, assets and liabilities among our three divisions. Genzyme Corporation and its subsidiaries, however, own all of the assets and are responsible for all of the liabilities of each division. A holder of Genzyme General Stock, for example, does not have any specific rights to the assets allocated to Genzyme General in our financial statements. Furthermore, if we are unable to satisfy one division's liabilities out of the assets we allocate to that division, we may be required to satisfy those liabilities with assets we have allocated to another division. We encourage you to review our consolidated financial statements and the financial statements of Genzyme General included in the reports that we file with the SEC.

OUR BOARD OF DIRECTORS MAY TAKE ACTIONS THAT HAVE AN UNEQUAL AND ADVERSE EFFECT ON THE HOLDERS OF ONE OR MORE SERIES OF OUR TRACKING STOCK.

    At times, the interests of the holders of the different series of our tracking stock may diverge or appear to diverge from each other. We are not aware of any legal precedent interpreting the fiduciary duties of the directors of a Massachusetts corporation in that situation. Recent cases in Delaware have established that a Delaware court will afford considerable deference to business decisions that are made in good faith by a disinterested and adequately informed board of directors even when those decisions involve disparate treatment of different series of tracking stock. These Delaware cases rely upon the premise that the board of directors owes its fiduciary duties to the corporation and all of its stockholders and does not owe separate duties to each class or series of stockholders. If a Massachusetts court were to follow the reasoning in these Delaware cases, a Genzyme stockholder may not be able to successfully challenge an action by the board of directors that has a disadvantageous effect on a particular series of our tracking stock.

MEMBERS OF OUR BOARD OF DIRECTORS MAY FAVOR ONE SERIES OF TRACKING STOCK OVER ANOTHER IF THEY OWN A DISPROPORTIONATE AMOUNT OF THAT SERIES.

    A member of our board of directors may own a disproportionate amount of tracking stock in a particular series, or the value of his or her holdings of a particular series of stock may be different from the value of his or her holdings in another series. This disparate stock ownership may cause the board member to favor one series of stock over another. Nevertheless, we believe that a member of our board of directors could properly perform his or her fiduciary responsibilities to all of our stockholders even if his or her interests in shares of different series are disproportionate or of unequal values. Our board of directors may create committees to review matters that raise conflict-of-interest issues. If a committee is formed, it would report to the full board of directors.

HOLDERS OF OUR TRACKING STOCK HAVE LIMITED DECISION-MAKING POWER BECAUSE THEY HAVE LIMITED SEPARATE VOTING RIGHTS.

    Holders of all series of our tracking stock vote together as a single class on all matters requiring common stockholder approval, including the election of directors. Holders of one series of tracking stock do not have the right to vote on matters separately from the other series except in limited circumstances. These circumstances are dictated by Massachusetts law, our charter and our management and accounting policies. Therefore, stockholders of one series of tracking stock generally could not make a proposal that would require approval only of the holders of that series. Instead, they would have to obtain approval from all common stockholders.

    As of June 30, 2001, the relative voting power of our tracking stocks was as follows:

                                                          APPROXIMATE PERCENTAGE
SERIES                                                    OF TOTAL VOTING POWER
------                                                    ----------------------
Genzyme General Stock...................................            93%
Biosurgery Stock........................................             5%
Molecular Oncology Stock................................             2%

THE VOTES PER SHARE OF OUR TRACKING STOCKS ARE ADJUSTED EVERY TWO YEARS.

    Under our charter, Genzyme General Stock is entitled to one vote per share, which is never adjusted. However, the votes per share of our other tracking stocks are adjusted every two years. Specifically, on January 1, 2003 and every second anniversary thereafter, the vote per share to which each tracking stock is entitled will be recalculated based on its fair market value divided by the fair market value of a share of Genzyme General Stock, with "fair market value" meaning the average closing price over the 20 consecutive trading days beginning the 30th trading day preceding the January 1st adjustment date. At the time of an adjustment, the per share voting power of any tracking stock relative to the other series of tracking stock could decrease materially. Additionally, during the intervening period between adjustments, the per share voting power of each tracking stock will remain the same even though its market price will fluctuate relative to--and could become materially greater than--the market prices of the other tracking stocks. Currently, Biosurgery Stock is entitled to 0.28 vote per share and Molecular Oncology Stock is entitled to 0.28 vote per share.

THE LIQUIDATION RIGHTS FOR OUR TRACKING STOCKS ARE NOT ADJUSTED TO REFLECT CHANGES IN THEIR FAIR MARKET VALUES.

    If we were to dissolve, liquidate or wind up our affairs, other than as part of a merger, business combination or sale of substantially all of our assets, our stockholders would receive any remaining assets according to the percentage of total liquidation units that they hold. The number of liquidation units per share for each series of our tracking stock outstanding is as follows:

    - each share of Genzyme General Stock has 100 liquidation units;

    - each share of Biosurgery Stock has 100 liquidation units; and

    - each share of Molecular Oncology Stock has 50 liquidation units.

    Although we adjust liquidation units to prevent dilution in the event of some subdivisions, combinations or distributions of common stock, we do not adjust them to reflect changes in the relative market value or performance of the divisions. Therefore, at the time of a dissolution, liquidation or winding up, the relative liquidation units attributable to each series of tracking stock may not correspond to the value of the underlying assets allocated to that division.

OUR BOARD OF DIRECTORS MAY CHANGE OUR MANAGEMENT AND ACCOUNTING POLICIES TO THE DETRIMENT OF ONE SERIES OF TRACKING STOCK WITHOUT STOCKHOLDER APPROVAL.

    Our board of directors has adopted management and accounting policies that are used to govern our business and to prepare our financial statements. These policies cover the allocation of corporate expenses, assets and liabilities and other accounting matters, and the reallocation of assets between divisions and other matters. Our board of directors generally may modify or rescind these policies or adopt new ones without stockholder approval. Any revised policies could have different effects on each series of our tracking stock and could be detrimental to one series as compared to another. The discretion of our board of directors to make changes is limited only by the policies themselves and the board's fiduciary duty to all of our stockholders. We encourage you to review the full text of our management and accounting policies, a copy of which is attached as Exhibit 3 to our Registration Statement on Form 8-A that we filed with the SEC on December 19, 2000.

WE MAY ELIMINATE TRACKING STOCK IF A CORPORATE OR SHAREHOLDER LEVEL TAX IS IMPOSED ON THE ISSUANCE OR RECEIPT OF TRACKING STOCK.

    In 1999, the Clinton Administration proposed tax legislation that would have imposed a corporate level tax on issuances of tracking stock. In 2000, the Clinton Administration proposed legislation that would tax stockholders upon the receipt of tracking stock from the issuing corporation as a distribution or in a tracking stock exchange. Congress has not enacted either of these proposals into law. If similar proposals are enacted into law or effected through Treasury Department regulations, we could be taxed on an amount up to the gain realized in future financings in which we sell tracking stock, including Genzyme General Stock. Also, any use of our tracking stock to acquire other companies could result in a tax on us, the stockholders of the target company, or both. We also may be taxed if we distribute to stockholders "designated" shares of tracking stock, which are shares designated by the tracked division as issuable at the option of our board for Genzyme General's benefit. In addition, stockholders could be taxed if they receive a distribution of designated shares of tracking stock or if they receive shares of tracking stock in exchange for other Genzyme stock. These or similarly adverse tax consequences could cause us to eliminate tracking stock from our capital structure. We cannot predict, however, whether Congress will enact legislation, or whether the Treasury Department will issue regulations effecting these or similar proposals.

WE CANNOT ASSURE THAT TRACKING STOCK WILL "TRACK" THE PERFORMANCE OF THE CORRESPONDING DIVISION.

    Although we have attempted to design our tracking stocks to "track" the performance of their corresponding divisions, we cannot assure that the market prices of these stocks will indeed reflect that performance. The market may assign values to a tracking stock that are based on factors other than a corresponding division's reported financial performance. For instance, we cannot be certain what, if any, valuation the market might place on the mandatory and optional exchange features or the differing voting rights and liquidation units of the tracking stocks. In addition, as discussed above under the subheading "--Holders of our tracking stock are stockholders of a single company and unfavorable financial trends affecting one division could negatively affect the other divisions," financial developments in one division, particularly if significant and/or adverse, may affect other divisions

THE NON-COMPETE POLICY AMONG OUR DIVISIONS MAY NOT COVER ALL OF THE ACTIVITIES OF A PARTICULAR DIVISION.

    Our board of directors has adopted a policy regarding competition among our divisions. This non-compete policy requires that we develop certain products and services within a given division, as opposed to another division, or through joint ventures involving a given division, because the product or service is within the field of activity of that division. This non-compete policy, however, does not cover the entire field of activity of each division. We cannot guarantee that all products and services we develop in a given field of activity will be allocated to a division primarily engaged in that field of activity.

                       RISKS RELATING TO GENZYME GENERAL

    Genzyme General Stock is intended to track the value and reflect the performance of Genzyme General. Accordingly, you should carefully consider the following factors affecting the business of Genzyme General.

GENZYME GENERAL IS SUBSTANTIALLY DEPENDENT UPON SALES OF
  CEREZYME-REGISTERED TRADEMARK- ENZYME.

    Genzyme General derives a majority of its revenue from sales of Cerezyme-Registered Trademark- enzyme, our enzyme-replacement therapy for the treatment of Gaucher disease. Accordingly, the risks described above under "--Risks Related to Genzyme--A reduction in revenue from sales of products that treat Gaucher disease would have an adverse effect on our business" are particularly important in considering an investment in Genzyme General Stock or in a security that is convertible into or exchangeable for Genzyme General Stock.

FUTURE INCREASES IN GENZYME GENERAL'S EARNINGS WILL DEPEND ON OUR ABILITY TO INCREASE SALES OF RENAGEL-REGISTERED TRADEMARK- PHOSPHATE BINDER.

    We encourage you to read the material under "--Risks Related to Genzyme--Sales of Renagel-Registered Trademark- phosphate binder may not increase." That material describes the factors on which the commercial success of Renagel-Registered Trademark- phosphate binder depends.

WE MAY NOT SUCCESSFULLY COMMERCIALIZE GENZYME GENERAL'S PRODUCT CANDIDATES.

    Genzyme General is developing or collaborating on the development of treatments for Fabry disease, mucopolysaccharidosis I (MPS-I) disease, and Pompe disease, among others. Our ability to secure regulatory approvals for marketing these product candidates is highly uncertain, as is our ability to successfully commercialize those that receive regulatory approvals. Because the commercial success of these product candidates will substantially determine future revenue and profit growth at Genzyme General, we encourage you to review the factors described under "--Risks Relating to Genzyme" above for details regarding risks that characterize commercialization of our biotechnology product candidates.

GENZYME GENERAL MAY NOT BE ABLE TO SUCCESSFULLY COMMERCIALIZE
THYROGEN-REGISTERED TRADEMARK- HORMONE.

    In January 1999, Genzyme General launched U.S. sales of
Thyrogen-Registered Trademark- recombinant thyroid stimulating hormone used to diagnose thyroid cancer. The commercial success of Thyrogen-Registered Trademark- hormone will depend on a number of factors, including:

    - regulation by the FDA;

    - our ability to obtain regulatory approvals in foreign countries;

    - the development and commercial success of competitive products; and

    - the availability of reimbursement from third-party payers.

Genzyme General cannot be sure that market penetration of Thyrogen-Registered Trademark- hormone will increase.

IF GENZYME GENERAL'S STRATEGIC ALLIANCES TO DEVELOP AND COMMERCIALIZE ITS PRODUCTS ARE UNSUCCESSFUL, GENZYME GENERAL'S EARNINGS GROWTH WILL BE LIMITED.

    Several of Genzyme General's strategic initiatives involve alliances with other biotechnology companies. These include:

    - an agreement with Biogen, Inc. for the marketing in Japan of AVONEX-Registered Trademark- (Interferon-beta 1a), Biogen's treatment for relapsing forms of multiple sclerosis, following regulatory approval;

    - a joint venture with BioMarin Pharmaceutical Inc. for the development and commercialization of alpha-L-iduronidase for the treatment of the lysosomal storage disorder known as MPS-I;

    - a strategic alliance with Pharming Group, N.V. for the development and commercialization of human alpha-glucosidase produced using a Chinese hamster ovary cell line for the treatment of Pompe disease; and

    - a joint venture with Diacrin, Inc. to develop and commercialize products and processes using porcine fetal cells for the treatment of Parkinson's disease.

    Genzyme General plans to enter into additional alliances in the future. The success of many of these arrangements is largely dependent on technology and other intellectual property contributed by Genzyme General's strategic partners to the alliances or the resources, efforts and skills of Genzyme General's partners. Genzyme General's strategic partners may:

    - terminate their agreements and Genzyme General's access to the underlying intellectual property;

    - fail to devote significant financial or other resources to the alliances and thereby significantly hinder or delay development, manufacturing or commercialization activities; and

    - fail to successfully develop or commercialize any products.

    If any of these alliances are terminated and Genzyme General loses access to the underlying intellectual property, or if Genzyme General and its partners are unable to successfully develop or commercialize products, Genzyme General's future earnings' growth potential will be limited.

                      GENZYME CORPORATION AND SUBSIDIARIES

                       SELECTED HISTORICAL FINANCIAL DATA

    The table below represents selected historical consolidated statements of operations and balance sheet data of Genzyme and our subsidiaries. The statements of operations and balance sheet data for the years ended
December 31, 1996 through December 31, 2000 are derived from our audited financial statements for those periods. The statements of operations data for the three months ended March 31, 2000 and 2001 and the balance sheet data as of March 31, 2001 are derived from our unaudited financial statements for those periods. In the opinion of our management, the unaudited financial statements have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting only of normal recurring accruals necessary for a fair presentation of the financial position and results of operations for these periods. The operating results for the three months ended March 31, 2001 are not necessarily indicative of the results that may be expected for the entire fiscal year.

    We have three series of common stock--Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock--which we refer to as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specified subset of our business operations and its allocated assets, rather than operations and assets of the entire company. The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

    - factors the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock; and

    - requires that we exchange, redeem or distribute a dividend to the holders of Biosurgery Stock or Molecular Oncology Stock, if all or substantially all of the assets allocated to those corresponding divisions are sold to a third party (a dividend or redemption payment must equal in value the net after-tax proceeds from the sale; an exchange must be for Genzyme General Stock at a 10% premium to the average market price of the exchanged stock following the announcement of the sale).

    To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock are defined in our charter as the net income or loss of the corresponding division determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among the divisions in a reasonable and consistent manner. However, subject to its fiduciary duties, our board of directors can, at its discretion, change the methods of allocating earnings to each series of common stock without shareholder approval. We intend to allocate earnings using our current methods for the foreseeable future.

    Because the earnings allocated to each series of our common stock are based on the income or losses attributable to each corresponding division, we provide financial statements and management's discussion and analysis of Genzyme Corporation and of each of our divisions to aid investors in evaluating our performance and the performance of each of our divisions.

    On December 14, 2000, we acquired GelTex Pharmaceuticals, Inc., a public company engaged in developing therapeutic products based on polymer technology. We accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations of GelTex are included in our consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition.

    As part of the acquisition of GelTex, we acquired all of GelTex's interest in RenaGel LLC, our joint venture with GelTex. Prior to the acquisition of GelTex, we accounted for our investment in

                      GENZYME CORPORATION AND SUBSIDIARIES

RenaGel LLC under the equity method. These summary financial statements reflect the consolidation of RenaGel LLC into our financial statements and accounting for our purchase of GelTex's 50% interest in the joint venture using the purchase method of accounting.

    On December 18, 2000, we acquired Biomatrix, Inc., a public company engaged in the development and manufacturing of viscoelastic biomaterials for use in orthopaedic and other medical applications. At the time of the merger, we created Genzyme Biosurgery as a new division. We reallocated the businesses of two of our then-existing divisions--Genzyme Surgical Products and Genzyme Tissue Repair--to Genzyme Biosurgery and allocated the acquired businesses of Biomatrix to Genzyme Biosurgery. As a result of this transaction, we amended our charter to create Biosurgery Stock and eliminate Surgical Products Division common stock, which we refer to as "Surgical Products Stock," and Tissue Repair Division common stock, which we refer to as "Tissue Repair Stock." Each outstanding share of, or option to purchase, Surgical Products Stock was converted into the right to receive 0.6060 of a share of, or option to purchase, Biosurgery Stock and each outstanding share of, or option to purchase, Tissue Repair Stock was converted into the right to receive 0.3352 of a share of, or option to purchase, Biosurgery Stock. We accounted for the acquisition of Biomatrix as a purchase and, accordingly, the results of operations of Biomatrix are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from the date of acquisition.

    On June 1, 2001, we acquired Wyntek Diagnostics, Inc., a privately held California corporation engaged in the business of developing and manufacturing products for rapid testing for infectious disease and pregnancy. We accounted for the acquisition of Wyntek as a purchase. You should read our selected historical financial data in conjunction with Wyntek's historical financial statements and related notes contained in our current report on Form 8-K filed with the SEC on May 18, 2001.

    On June 30, 2001, we acquired Focal, Inc., a publicly held Delaware corporation engaged in the business of developing, manufacturing and commercializing synthetic biopolymers used in surgery. We accounted for the acquisition of Focal as a purchase. You should read our selected historical financial data in conjunction with Focal's historical financial statements and related notes contained in our current report on Form 8-K filed with the SEC on May 22, 2001.

    While each series of our tracking stock is designed to reflect each division's performance, it is common stock of Genzyme Corporation and not of a division; each division is not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of each tracking stock have no specific rights to assets allocated to each division. Genzyme Corporation continues to hold title to all of the assets allocated to the corresponding division and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of each tracking stock, as common stockholders, are therefore, subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of each tracking stock would only have the rights of common stockholders in the combined assets of Genzyme.

    As market or competitive conditions warrant, we may create new series of tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so.

    This information is only a summary. You should read it in conjunction with our historical financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in our annual reports, quarterly reports and other information on file with the SEC. For more details on how you can obtain these reports and other information, you should read the section of this prospectus entitled "WHERE YOU CAN FIND MORE INFORMATION" beginning on page 42.

                      GENZYME CORPORATION AND SUBSIDIARIES

                             (AMOUNTS IN THOUSANDS)

                                                                                                           THREE MONTHS ENDED
                                                            FOR THE YEARS ENDED DECEMBER 31,                    MARCH 31,
                                                  ----------------------------------------------------   -----------------------
                                                    1996       1997       1998       1999       2000        2000         2001
                                                  --------   --------   --------   --------   --------   ----------   ----------
                                                                                                               (UNAUDITED)
HISTORICAL CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
Revenues:
  Net product sales.............................  $424,483   $529,927   $613,685   $683,482   $811,897    $184,421     $250,830
  Net service sales.............................    68,950     67,158     74,791     79,448     84,482      20,966       23,760
  Revenues from research and development
    contracts:
    Related parties.............................    23,011      8,356      5,745      2,012        509         131          319
    Other.......................................     2,310      3,400     15,114      7,346      6,432       2,612        3,352
                                                  --------   --------   --------   --------   --------    --------     --------
      Total revenues............................   518,754    608,841    709,335    772,288    903,320     208,130      278,261
                                                  --------   --------   --------   --------   --------    --------     --------
Operating costs and expenses:
  Cost of products sold(1)......................   155,930    206,028    211,076    182,337    232,383      48,259       76,532
  Cost of services sold.........................    54,082     47,289     48,586     49,444     50,177      11,851       13,421
  Selling, general and administrative...........   162,264    200,476    215,203    242,797    264,551      61,551       91,114
  Research and development (including research
    and development related to contracts).......    80,849     89,558    119,005    150,516    169,478      55,699       57,110
  Amortization of intangibles...................     8,849     17,245     24,334     24,674     22,974       6,098       28,991
  Purchase of in-process research and
    development(2)..............................   130,639      7,000         --      5,436    200,191          --           --
  Charge for impaired asset(3)..................        --         --         --         --      4,321          --           --
  Other.........................................     1,465         --         --         --         --          --           --
                                                  --------   --------   --------   --------   --------    --------     --------
      Total operating costs and expenses........   594,078    567,596    618,204    655,204    944,075     183,458      267,168
                                                  --------   --------   --------   --------   --------    --------     --------
Operating income (loss).........................   (75,324)    41,245     91,131    117,084    (40,755)     24,672       11,093
                                                  --------   --------   --------   --------   --------    --------     --------
Other income (expenses):
  Equity in net loss of unconsolidated
    affiliates..................................    (5,373)   (12,258)   (29,006)   (42,696)   (44,965)     (8,133)      (9,015)
  Gain on affiliate sale of stock(4)............     1,013         --      2,369      6,683     22,689      20,270           --
  Minority interest in net loss of subsidiary...        --         --      4,285      3,674      4,625         856        1,274
  Gain on sale of investments in equity
    securities..................................     1,711         --      3,391      1,963     23,173          --           --
  Gain on sale of product line(5)...............        --         --     31,202      8,018         --          --           --
  Charge for impaired investments...............        --         --     (3,397)    (5,712)    (7,300)         --           --
  Other(6)......................................        --     (2,000)        --     14,527      5,188           2       (3,710)
  Investment income.............................    15,341     11,409     25,055     36,158     45,593       9,944       10,148
  Interest expense..............................    (6,990)   (12,667)   (22,593)   (21,771)   (15,710)     (3,939)     (11,370)
                                                  --------   --------   --------   --------   --------    --------     --------
      Total other income (expenses).............     5,702    (15,516)    11,306        844     33,293      19,000      (12,673)
                                                  --------   --------   --------   --------   --------    --------     --------
Income (loss) before income taxes...............   (69,622)    25,729    102,437    117,928     (7,462)     43,672       (1,580)
Benefit from (provision for) income taxes.......    (3,195)   (12,100)   (39,870)   (46,947)   (55,478)    (11,854)         670
                                                  --------   --------   --------   --------   --------    --------     --------
Net income (loss) before cumulative effect of
  change in accounting principle................   (72,817)    13,629     62,567     70,981    (62,940)     31,818         (910)
Cumulative effect of change in accounting
  principle, net of tax(7)......................        --         --         --         --         --          --        4,167
                                                  --------   --------   --------   --------   --------    --------     --------
Net income (loss)...............................  $(72,817)  $ 13,629   $ 62,567   $ 70,981   $(62,940)   $ 31,818     $  3,257
                                                  ========   ========   ========   ========   ========    ========     ========

                      GENZYME CORPORATION AND SUBSIDIARIES

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                            THREE MONTHS ENDED
                                                             FOR THE YEARS ENDED DECEMBER 31,                    MARCH 31,
                                                   ----------------------------------------------------   -----------------------
                                                     1996       1997       1998       1999       2000        2000         2001
                                                   --------   --------   --------   --------   --------   ----------   ----------
                                                                                                                (UNAUDITED)
NET INCOME (LOSS) PER SHARE:
ALLOCATED TO GENZYME GENERAL STOCK(8, 9):
  Genzyme General net income (loss) before
    cumulative effect of change in accounting
    principle....................................  $(10,687)  $76,642    $133,052   $142,077   $ 85,956    $45,309      $25,145
  Cumulative effect of change in accounting
    principle, net of tax(7).....................        --        --          --         --         --         --        4,167
                                                   --------   -------    --------   --------   --------    -------      -------
  Genzyme General net income (loss)..............   (10,687)   76,642     133,052    142,077     85,956     45,309       29,312
  Genzyme Surgical Products net loss.............   (44,313)  (29,740)    (49,856)   (27,523)        --         --           --
  Tax benefit allocated from Genzyme
    Biosurgery...................................    24,498    27,778      34,330     26,994     28,023      5,232        8,116
  Tax benefit allocated from Genzyme Molecular
    Oncology.....................................        --     2,755       3,527      7,812      7,476      1,096        2,826
                                                   --------   -------    --------   --------   --------    -------      -------
  Net income (loss) allocated to Genzyme General
    Stock........................................  $(30,502)  $77,435    $121,053   $149,360   $121,455    $51,637      $40,254
                                                   ========   =======    ========   ========   ========    =======      =======
  Net income (loss) per share of Genzyme General
    Stock(10):
    Basic:
      Net income (loss) per share before
        cumulative effect of change in accounting
        principle................................  $  (0.22)  $  0.51    $   0.77   $   0.90   $   0.71    $  0.31      $  0.19
      Per share cumulative effect of change in
        accounting principle, net of tax(7)......        --        --          --         --         --         --         0.02
                                                   --------   -------    --------   --------   --------    -------      -------
      Net income (loss) per share allocated to
        Genzyme General Stock....................  $  (0.22)  $  0.51    $   0.77   $   0.90   $   0.71    $  0.31      $  0.21
                                                   ========   =======    ========   ========   ========    =======      =======

    Diluted:
      Net income (loss) per share before
        cumulative effect of change in accounting
        principle................................  $  (0.22)  $  0.49    $   0.74   $   0.85   $   0.68    $  0.29      $  0.18
      Per share cumulative effect of change in
        accounting principle, net of tax(7)......        --        --          --         --         --         --         0.02
                                                   --------   -------    --------   --------   --------    -------      -------
      Net income (loss) per share allocated to
        Genzyme General Stock....................  $  (0.22)  $  0.49    $   0.74   $   0.85   $   0.68    $  0.29      $  0.20
                                                   ========   =======    ========   ========   ========    =======      =======

    Weighted average shares outstanding:
      Basic......................................   136,578   153,061     158,127    166,185    172,263    169,003      191,750
                                                   ========   =======    ========   ========   ========    =======      =======
      Diluted....................................   136,578   157,850     171,643    186,456    179,366    189,451      200,801
                                                   ========   =======    ========   ========   ========    =======      =======

                      GENZYME CORPORATION AND SUBSIDIARIES

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                            THREE MONTHS ENDED
                                                             FOR THE YEARS ENDED DECEMBER 31,                    MARCH 31,
                                                   ----------------------------------------------------   -----------------------
                                                     1996       1997       1998       1999       2000        2000         2001
                                                   --------   --------   --------   --------   --------   ----------   ----------
                                                                                                                (UNAUDITED)
NET INCOME (LOSS) PER SHARE (CONTINUED):
ALLOCATED TO BIOSURGERY STOCK(9, 11):
  Genzyme Biosurgery net loss....................                                              $(87,636)                $(35,327)
  Allocated tax benefit..........................                                                   448                    4,604
                                                                                               --------                 --------
  Net loss allocated to Biosurgery Stock.........                                              $(87,188)                $(30,723)
                                                                                               ========                 ========
  Net loss per share of Biosurgery Stock--basic
    and diluted..................................                                              $  (2.40)                $  (0.84)
                                                                                               ========                 ========
  Weighted average shares outstanding............                                                36,359                   36,402
                                                                                               ========                 ========

ALLOCATED TO MOLECULAR ONCOLOGY STOCK(9, 12):
  Net loss.......................................             $(19,578)  $(19,107)  $(28,832)  $(23,096)   $ (5,057)    $ (6,274)
                                                              ========   ========   ========   ========    ========     ========
  Net loss per share of Molecular Oncology
    Stock--basic and diluted.....................             $  (4.64)  $  (3.81)  $  (2.25)  $  (1.60)   $  (0.37)    $  (0.39)
                                                              ========   ========   ========   ========    ========     ========
  Weighted average shares outstanding............                3,929      5,019     12,826     14,446      13,495       15,907
                                                              ========   ========   ========   ========    ========     ========

ALLOCATED TO SURGICAL PRODUCTS STOCK (9, 11, 13):
  Net loss.......................................                                   $(20,514)  $(54,748)   $(10,043)
                                                                                    ========   ========    ========
  Net loss per share of Surgical Products
    Stock--basic and diluted.....................                                   $  (1.38)  $  (3.67)   $  (0.68)
                                                                                    ========   ========    ========
  Weighted average shares outstanding............                                     14,835     14,900      14,855
                                                                                    ========   ========    ========

ALLOCATED TO TISSUE REPAIR STOCK (9, 11):
  Net loss.......................................  $(42,315)  $(45,984)  $(40,386)  $(30,040)  $(19,833)   $ (4,971)
                                                   ========   ========   ========   ========   ========    ========
  Net loss per share of Tissue Repair
    Stock--basic and diluted.....................  $  (3.38)  $  (3.07)  $  (1.99)  $  (1.26)  $  (0.69)   $  (0.17)
                                                   ========   ========   ========   ========   ========    ========
  Weighted average shares outstanding............    12,525     14,976     20,277     23,807     28,716      28,531
                                                   ========   ========   ========   ========   ========    ========

                                                                             DECEMBER 31,                             MARCH 31,
                                                    --------------------------------------------------------------   -----------
                                                       1996         1997         1998         1999         2000         2001
                                                    ----------   ----------   ----------   ----------   ----------   -----------
                                                                                                                     (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and investments..............................  $  187,955   $  246,341   $  575,729   $  652,990   $  639,640   $  619,614
Working capital...................................     395,605      350,822      417,135      592,249      559,652      573,270
Total assets......................................   1,270,508    1,295,453    1,688,854    1,787,282    3,318,100    3,264,412
Long-term debt, capital lease obligations and
  convertible debt(14)............................     242,997      171,181      387,793      295,702      685,137      684,443
Stockholders' equity(7)...........................     902,309    1,012,050    1,172,554    1,356,392    2,175,141    2,168,357

    There were no cash dividends paid.

------------------------------

(1) Cost of products sold for 1998 includes a $14.8 million charge to write-down excess Ceredase-Registered Trademark- enzyme inventory and a $10.4 million charge to write-down our Sepra-TM- products inventory to net realizable value. Cost of products sold for 1997 includes an $18.1 million charge in connection with the discontinuance of our melatonin, bulk pharmaceuticals and fine chemicals product lines.

                      GENZYME CORPORATION AND SUBSIDIARIES

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(2) Charges for in-process research and development were incurred in connection with the following acquisitions:

    - 1996-- $106.4 million from the acquisition of Neozyme II Corporation and $24.2 million from the acquisition of Deknatel Snowden Pencer-Registered Trademark-, Inc.

    - 1997-- $7.0 million from the acquisition of PharmaGenics, Inc.

    - 1999-- $5.4 million from the acquisition of Peptimmune, Inc.

    - 2000-- $118.0 million from the acquisition of GelTex
            Pharmaceuticals, Inc. and $82.1 million from the acquisition of Biomatrix, Inc.

(3) Represents a charge to write off abandoned equipment at our Springfield Mills manufacturing facility in the United Kingdom.

(4) During 2000, in accordance with our policy pertaining to affiliate sales of stock, we recorded gains of $22.7 million relating to public offerings of common stock by our unconsolidated affiliate, Genzyme Transgenics Corporation, of which $20.3 million was recorded in the three months ended March 31, 2000. In 1999, our gain on affiliate sales of stock represents the gain on our investment in Genzyme Transgenics as a result of Genzyme Transgenics' various issuances of additional shares of its common stock.

(5) Gain on sale of product line of $31.2 million in 1998 relates to the sale of our research products business assets to Techne Corporation in July 1998. Gain on sale of product line in 1999 consists of $7.5 million, representing the payment of a note receivable that we received as partial consideration for the sale of Genetic Design, Inc. to Laboratory Corporation of America in 1996, and $0.5 million relating to the sale of our immunochemistry business assets to an operating unit of Sybron Laboratory Products Corp.

(6) Other income in 2000 includes a $5.1 million payment received in connection with the settlement of a lawsuit. Other income in 1999 includes the receipt of a $14.4 million payment associated with the termination of our agreement to acquire Cell Genesys, Inc., net of acquisition related expenses.

(7) On January 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and SFAS 138. In accordance with the transition provisions of SFAS 133, we recorded a cumulative-effect adjustment of $4.2 million, net of tax, in our unaudited, consolidated statement of operations to record the fair value of certain derivative instruments held on January 1, 2001.

(8) Until the distribution of Surgical Products Stock on June 28, 1999, Genzyme Surgical Products' net losses were included in the determination of income allocated to Genzyme General Stock. If the shares of Surgical Products Stock initially issued on June 28, 1999 were assumed to be outstanding since January 1, 1996, net income allocated to Genzyme General Stock and weighted average shares of Genzyme General Stock outstanding would have been as follows:

                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                           -----------------------------------------
                                                             1996       1997       1998       1999
                                                           --------   --------   --------   --------
Net income allocated to Genzyme General Stock............  $13,811    $107,175   $170,909   $176,883
Weighted average shares outstanding:
  Basic..................................................   68,289      76,531     79,063     83,092
  Diluted................................................   73,038      78,925     85,822     93,228

(9) To determine earnings per share, we allocate earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock are defined in our charter as the net income or loss of Genzyme General determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies. Earnings attributable to Biosurgery Stock and Molecular Oncology Stock are defined similarly and, therefore, are based on the net income or loss of the corresponding division.

(10) Reflects the 2 for 1 split of Genzyme General Stock on June 1, 2001.

                      GENZYME CORPORATION AND SUBSIDIARIES

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(11) We created Genzyme Biosurgery on December 18, 2000. Prior to this date, the operations allocated to Genzyme Biosurgery were included in the operations allocated to Genzyme Surgical Products and Genzyme Tissue Repair and as of that date, the operations of Genzyme Surgical Products and Genzyme Tissue Repair ceased. Net loss per share of Biosurgery Stock for 2000 is calculated using the net loss allocated to Biosurgery Stock for the period from December 19, 2000 through December 31, 2000 and the weighted average shares of Biosurgery Stock outstanding during the same period. Loss per share data are not presented for Genzyme Biosurgery for the years ended December 31, 1996, 1997, 1998 and 1999 or for the period from January 1, 2000 to December 18, 2000, as there were no shares of Biosurgery Stock outstanding during those periods.

(12) We created Genzyme Molecular Oncology on June 18, 1997. Prior to this date, the operations of Genzyme Molecular Oncology were included in the determination of income allocated to Genzyme General Stock. Net loss per share of Molecular Oncology Stock for 1997 is calculated using the net loss allocated to Genzyme Molecular Oncology for the period June 18, 1997 through December 31, 1997 and the weighted average shares outstanding during the same period. Loss per share data are not presented for Genzyme Molecular Oncology for the year ended December 31, 1996 or for the period from January 1, 1997 to June 17, 1997, as there were no shares of Molecular Oncology Stock outstanding during those periods.

(13) We created Genzyme Surgical Products on June 28, 1999. Prior to this date, the operations of Genzyme Surgical Products were included in the operations allocated to Genzyme General and, therefore, in the net income allocated to Genzyme General Stock. Net loss per share of Surgical Products Stock for 1999 is calculated using the net loss allocated to Genzyme Surgical Products for the period June 28, 1999 through December 31, 1999 and the weighted average shares outstanding during the same period. Loss per share data are not presented for Genzyme Surgical Products for the years ended
    December 31, 1996, 1997 and 1998 or for the period from January 1, 1999 to June 28, 1999, as there were no shares of Surgical Products Stock outstanding during those periods. If the shares of Surgical Products Stock initially issued on June 28, 1999 were assumed to be outstanding since January 1, 1996, net loss allocated to Surgical Products Stock and weighted average shares outstanding would have been as follows:

                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                           -----------------------------------------
                                                             1996       1997       1998       1999
                                                           --------   --------   --------   --------
Net loss allocated to Surgical Products Stock............  $(44,313)  $(29,740)  $(49,856)  $(48,037)
Weighted average shares outstanding -- basic and
  diluted................................................    14,800     14,800     14,800     14,800

(14) At December 31, 2000 and at March 31, 2001, consists primarily of
    $250.0 million in principal of our 5 1/4% convertible subordinated notes, $368.0 million outstanding under a revolving credit facility, and a $25.0 million capital lease obligation. In 1999 and 1998 consists primarily of $250.0 million in principal of our 5 1/4% convertible subordinated notes. In 1997 consists primarily of $118.0 million outstanding under a revolving credit facility and in 1996 consists primarily of $218.0 million outstanding under that facility.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                              RATIO OF EARNINGS
PERIOD                                                        TO FIXED CHARGES
------                                                        -----------------
Fiscal year ended December 31, 1999.........................        5.0x
Fiscal year ended December 31, 1998.........................        4.7x
Fiscal year ended December 31, 1997.........................        2.7x

    The ratio of earnings to fixed charges is not presented for the fiscal years ended December 31, 1996 and 2000 or for the three months ended March 31, 2001 because in each such period fixed charges exceeded earnings. In 1996, fixed charges exceeded earnings by $66.3 million due primarily to charges for in-process research and development of $130.6 million resulting from the acquisitions of Deknatel Snowden Pencer, Inc. and Neozyme II Corporation. In 2000, fixed charges exceeded earnings by $9.4 million due primarily to charges for in-process research and development of $200.2 million resulting from the acquisitions of GelTex and Biomatrix. For the three months ended March 31, 2001, fixed charges exceeded earnings by $2.1 million due primarily to increased amortization of intangibles resulting from the acquisitions of GelTex and Biomatrix in December 2000.

    We calculated our ratio of earnings to fixed charges by dividing (1) the sum of (a) pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries and losses from equity investees excluding joint ventures and (b) fixed charges excluding capitalized interest, by (2) fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt expenses and one-third of rent expense which is deemed representative of an interest factor.

                                USE OF PROCEEDS

    We will not receive any proceeds from the sale of the debentures or the shares of Genzyme General Stock offered by this prospectus.

                         DESCRIPTION OF CREDIT FACILITY

    In December 2000, we refinanced our then-existing bank credit facilities with a $150.0 million credit facility that matures in December 2001 and a $350.0 million credit facility that matures in December 2003. Amounts drawn under this facility may be allocated to Genzyme General, Genzyme Biosurgery or Genzyme Molecular Oncology. As of June 30, 2001, we had $218.0 million of debt outstanding under the revolving credit facility, all of which had been allocated to Genzyme Biosurgery.

    The credit facility imposes financial covenants and other restrictions that, among other things, require us to maintain certain levels of earnings, liquidity and leverage ratios and limit our ability to (1) incur additional indebtedness,
(2) incur liens on our property, (3) make investments, (4) engage in sales of assets, (5) engage in acquisitions, and (6) enter into mergers or consolidations. If we default on the covenants, amounts outstanding under the credit facility are payable on demand.

    We have pledged stock of Genzyme Securities Corporation as collateral under the credit facility.

    Amounts owed under the credit facility rank senior to the debentures.

                           DESCRIPTION OF DEBENTURES

    The debentures were issued under an indenture dated as of May 8, 2001 between us and State Street Bank and Trust Company, as trustee. A copy of the indenture may be obtained from us upon written request. The statements under this caption relating to the indenture and the debentures are summaries and do not purport to be complete. These summaries make use of terms defined in the indenture and are qualified in their entirety by express reference to the indenture. The terms of the debentures also include those made a part of the indenture by reference to the Trust Indenture Act of 1939, as amended. For purposes of this section, the terms "we," "us," "our" and the "Company" means only Genzyme Corporation and not its subsidiaries.

GENERAL

    The debentures are general unsecured subordinated obligations of ours limited to an aggregate principal amount of $575,000,000. The debentures bear interest at an annual rate of 3% and will mature on May 15, 2021 (unless earlier redeemed at our option, converted into Genzyme General Stock at the option of the holder or repurchased by us at the option of the holder). Commencing November 15, 2001, we will pay interest semi-annually on (1) May 15 to the registered holders of record on the preceding May 1 and (2) November 15 to the registered holders of record on the preceding November 1. We will calculate interest on the basis of a 360-day year of twelve 30-day months. Although the debentures are our general obligations, principal and interest will be paid from funds allocated for financial statement presentation purposes to Genzyme General. Holders of the debentures will have no specific claim against the assets attributable to Genzyme General.

    The indenture does not contain any financial covenants or restrictions on the payment of dividends or the repurchase of our securities. The indenture also does not contain any covenants or other provisions to afford protection to holders of debentures if we enter into a highly leveraged transaction or we undergo a change in control except to the extent described under "--Repurchase at Option of Holder Upon a Fundamental Change."

CONVERSION RIGHTS

GENERAL

    Holders may surrender debentures for conversion into shares of Genzyme General Stock at a conversion price of approximately $70.30 per share of Genzyme General Stock if any of the following conditions is satisfied:

    - if the closing sale price of Genzyme General Stock for at least 20 trading days in the 30 trading day period ending on the trading day prior to the day of surrender is more than 110% of the conversion price per share of Genzyme General Stock at such preceding trading day;

    - if we have called the debentures for redemption; or

    - upon the occurrence of specified corporate transactions.

    We describe each of these conditions in greater detail below.

CONVERSION UPON SATISFACTION OF MARKET PRICE CONDITION

    Holders may surrender debentures for conversion into shares of Genzyme General Stock if the closing sale price of Genzyme General Stock on the Nasdaq National Market (or if the shares are not then quoted on the Nasdaq National Market, such other principal national securities exchange on which Genzyme General Stock is listed) for at least 20 trading days in a period of 30 consecutive trading days ending on the trading day prior to the day of surrender, exceeds 110% of the conversion price per share of Genzyme General Stock on that preceding trading day.

    The conversion agent will, on our behalf, determine daily if the debentures are convertible and will notify us and the trustee accordingly.

    The "sale price" of Genzyme General Stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal U.S. securities exchange on which Genzyme General Stock is traded or, if Genzyme General Stock is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq System or by the National Quotation Bureau Incorporated.

CONVERSION UPON NOTICE OF REDEMPTION

    A holder may surrender for conversion a debenture called for redemption at any time before the close of business on the day that is two business days before the redemption date, even if it is not otherwise convertible at such time. If a holder has already delivered a purchase notice or fundamental change purchase notice with respect to a debenture, however, the holder may not surrender that debenture for conversion until the holder has withdrawn the notice in accordance with the indenture.

CONVERSION UPON SPECIFIED CORPORATE TRANSACTIONS

    Even if the market price contingency described above under "--Conversion Rights--Conversion Upon Satisfaction of Market Price Condition" has not occurred, if we elect to distribute to all holders of Genzyme General Stock:

    - certain rights or warrants entitling them to subscribe for or purchase Genzyme General Stock at less than the current market price (as defined in the indenture) on the record date for such issuance (excluding purchase rights governed by our stockholder rights plan); or

    - cash, debt securities (or other evidence of indebtedness) or other assets (excluding dividends or distributions described in clauses (1), (2) or (5) of the description below of adjustments to the conversion price), which distribution has a per share value exceeding 15% of the current market price of Genzyme General Stock as of the trading day immediately preceding the declaration date for such distribution, we must notify the holders of debentures at least 20 days before the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their debentures for conversion at any time until the earlier of the close of business on the business day before the ex-dividend date or our announcement that such distribution will not take place.

    In addition, if we are party to a consolidation, merger or transfer or lease of all or substantially all of our assets pursuant to which our Genzyme General Stock would be converted into cash, securities or other assets, a holder may surrender debentures for conversion at any time from and after the date which is 15 days before the anticipated effective date of the transaction until 15 days after the actual date of such transaction. At the effective time of such transaction, the right to convert a debenture into Genzyme General Stock will be changed into a right to convert it into the kind and amount of cash, securities or other assets which the holder would have received if the holder had converted its debenture immediately before the transaction (assuming that a holder of debentures would not have exercised any rights of election available to our stockholders as to the stock, other securities or other property or assets receivable in the transaction and received per share the kind and amount received per share by a plurality of nonelecting shares). If the transaction is also one of the fundamental changes that is described under "--Repurchase at Option of Holder Upon a Fundamental Change," the holder can require us to purchase all or a portion of its debentures as described under that section of this prospectus.

    The right of conversion attaching to any debenture may be exercised (a) if such debenture is represented by a global debenture, by book-entry transfer to the conversion agent (which will initially be the trustee) through the facilities of DTC, or (b) if such debenture is represented by a definitive debenture, by delivery of such debenture at the specified office of the conversion agent, accompanied, in either case, by a duly signed and completed notice of conversion and appropriate endorsements and transfer documents if required by the conversion agent. The conversion date shall be the date on which the debenture and all of the items required for conversion shall have been so delivered and the requirements for conversion have been met. A holder delivering a debenture for conversion will be required to pay any taxes or duties payable as a result of the issuance or delivery of the Genzyme General Stock upon conversion in a name other than that of the holder.

    The conversion privilege and price will be adjusted if specified events occur, including:

    1. the issuance of our capital stock as a dividend (or other distribution) on the Genzyme General Stock;

    2. the distribution to all holders of Genzyme General Stock of rights or warrants entitling them to subscribe for or purchase Genzyme General Stock at less than the current market price (as defined in the indenture) on the record date for such issuance;

    3. subdivisions, combinations and some reclassifications of Genzyme General Stock;

    4. some distributions to all holders of Genzyme General Stock of cash, debt securities (or other evidence of indebtedness) or other assets (excluding dividends or distributions described in clauses (1) or (2) above or
       (5) below);

    5. a dividend or other distribution consisting exclusively of cash to all holders of Genzyme General Stock, excluding (a) cash dividends that do not exceed the per share amount of the immediately preceding regular cash dividend (as adjusted to reflect any of the events referred to in clauses
       (1) through (6) of this paragraph) and (b) cash dividends to the extent that the annualized per share amount of cash dividends does not exceed 15% of the current market price of Genzyme General Stock as of the trading day immediately preceding the date such dividend is declared; and

    6. payment to holders of Genzyme General Stock, in a tender or exchange offer (other than an odd-lot offer) by us or any of our subsidiaries for Genzyme General Stock, at a price in excess of 110% of the current market price of Genzyme General Stock on the last date tenders or exchanges may be made in such tender or exchange offer.

    No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. From time to time we may voluntarily reduce the conversion price for a period of at least twenty days. We will not issue any fractional shares of Genzyme General Stock upon conversion, but we will issue a check for the current market value of such fractional shares rounded to the nearest cent based upon the market price of Genzyme General Stock. We will not make any payment or adjustment for interest accrued on a converted debenture or for dividends or distributions on any Genzyme General Stock issued upon conversion of any debenture.

REDEMPTION OF DEBENTURES AT OUR OPTION

    Beginning on May 20, 2004, we may redeem the debentures, in whole or in part, at our option for cash. We will give not less than 30 days nor more than 60 days notice of redemption by mail to holders of debentures.

    Holders may convert their debentures or portions of their debentures called for redemption even if the market price contingency described under "--Conversion Rights--Conversion Upon Satisfaction of Market Price Condition" has not occurred, until the close of business on the day that is two business days before the redemption date.

    The table below shows redemption prices (which are expressed as percentages of the principal amount of the debentures redeemed) of a debenture on May 20, 2004 and the periods thereafter to maturity. Upon redemption, holders of debentures that are redeemed shall receive in exchange for such debentures, the redemption price, together with accrued and unpaid interest up to but not including the redemption date. If the redemption date is on or after an interest record date but on or before the related interest payment date, interest will be paid to the record holder on the relevant record date.

PERIOD                                                        REDEMPTION PRICE
------                                                        ----------------
Beginning May 20, 2004 and ending on May 14, 2005...........      100.750%
Beginning May 15, 2005 and thereafter.......................      100.000%

    If we redeem less than all of the outstanding debentures, the trustee shall select the debentures to be redeemed on a pro rata basis in principal amounts of $1,000 or integral multiples of $1,000. If a portion of a holder's debentures is selected for partial redemption and the holder converts a portion of the debentures, the converted portion shall be deemed to be within the portion that was selected for redemption.

PURCHASE OF DEBENTURES AT THE OPTION OF THE HOLDER

    On May 15, 2006, May 15, 2011 and May 15, 2016, each holder may require us to purchase any outstanding debentures for which such holder has properly delivered and not withdrawn a written purchase notice, subject to some additional conditions. Holders may submit their debentures for purchase to the paying agent at any time from the opening of business on the date that is 20 business days before the purchase date until the close of business on the fifth business day before the purchase date.

    We will purchase each outstanding debenture for which such holder has properly delivered and not withdrawn a written purchase notice at a purchase price equal to 100% of the principal amount of such debenture, together with accrued and unpaid interest up to but not including the purchase date, if any. If the purchase date is on or after an interest record date but on or before the related interest payment date, interest will be paid to the person that held the debentures on the relevant record date.

REQUIRED NOTICES AND PROCEDURE

    On a date not less than 20 business days before each purchase date, we must give notice to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating, among other things, the procedures that holders must follow to require us to purchase their debentures.

    The purchase notice given by each holder electing to require us to purchase its debentures must be given so as to be received by the paying agent no later than the close of business on the fifth business day before the purchase date and must state:

    - the certificate numbers of the holder's debentures to be delivered for purchase;

    - the aggregate principal amount of debentures to be purchased; and

    - that the debentures are to be purchased by us pursuant to the applicable provisions of the debentures.

    A holder may withdraw any purchase notice by delivering a written notice of withdrawal to the paying agent before the close of business on the second business day before the purchase date. The notice of withdrawal shall state:

    - the certificate numbers of the debentures being withdrawn;

    - the aggregate principal amount of the debentures being withdrawn; and

    - the aggregate principal amount, if any, of the debentures that remain subject to the purchase notice.

    In connection with any purchase offer, we will comply in all material respects with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then apply; and file a Schedule TO, if required, or any other required schedule under the Exchange Act.

    Our obligation to pay the purchase price for a debenture as to which a purchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the debenture, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. We will cause the purchase price for the debenture to be paid promptly following the later of the purchase date or the time of delivery of the debenture.

    If the paying agent holds money or securities sufficient to pay the purchase price of the debenture on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the debenture will cease to be outstanding and interest on such debenture will cease to accrue, whether or not the debenture is delivered to the paying agent. After the debenture ceases to be outstanding, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the debenture.

    The terms of our then-existing borrowing agreements may limit our ability to purchase debentures.

    We may not purchase any debentures at the option of holders if an event of default with respect to the debentures, other than a default in the payment of the purchase price with respect to such debentures, has occurred and is continuing.

REPURCHASE AT OPTION OF HOLDER UPON A FUNDAMENTAL CHANGE

    If we undergo one of the fundamental changes described below, each holder of debentures shall have the right, at the holder's option, to require us to repurchase all of such holder's debentures, or any portion of such debentures that is an integral multiple of $1,000, on the date selected by us that is not less than ten nor more than 30 days after the Final Surrender Date (as defined below), at a price equal to 100% of the principal amount of the debentures, plus accrued interest to the date of repurchase.

    We may not purchase any debenture pursuant to the preceding paragraph at any time when the subordination provisions of the indenture otherwise would prohibit us from paying the principal of the debentures.

    Unless we shall previously have called for redemption of all of the debentures, within 30 days after one of the fundamental changes described below has occurred, we are obligated to deliver to the trustee and mail (or cause the trustee to mail) to all holders of record of the debentures a notice (the "COMPANY NOTICE") describing, among other things, the occurrence of such fundamental change and of the repurchase right arising as a result thereof. We must cause a copy of this notice to be published in a newspaper of general circulation in the Borough of Manhattan, the City of New York. To exercise the repurchase right, a holder of debentures must, on or before the date which is (subject to any contrary requirements of applicable law) 60 days after the date the Company Notice is mailed (the "FINAL SURRENDER DATE"), give irrevocable written notice of the holder's exercise of such right and surrender the debentures (if such debenture is represented by a global debenture, by book-entry transfer to the conversion agent through the facilities of DTC) with respect to which the right is being exercised, duly endorsed for transfer to us, at any place where principal is payable. The submission of the holder's notice together with its debentures pursuant to the exercise of a repurchase right will be irrevocable on the part of the holder (unless we fail to repurchase the debentures on the repurchase date) and the right to convert the debentures will expire upon such submission.

    The following are fundamental changes that will trigger the holder's repurchase option:

    - a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becoming the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of our Voting Shares (as defined below) entitled to exercise more than 50% of the total voting power of all of our outstanding Voting Shares (including any right to acquire Voting Shares that are not then outstanding of which such person or group is deemed the beneficial owner); or

    - a change in our board of directors in which the individuals who constituted our board of directors at the beginning of the two-year period immediately preceding such change (together with any other director whose election by our board of directors or whose nomination for election by our stockholders was approved by a vote of at least two-thirds of the directors then in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office; or

    - any consolidation of us with, or merger of us into, any other person, any merger of another person into us, or any sale, or transfer of all or substantially all of our assets to another person (other than (a) a merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Genzyme General Stock, (b) a merger which is effected solely to change our jurisdiction of incorporation or
      (c) any consolidation of us with or merger of us into one of our wholly owned subsidiaries, or any sale or transfer by us of all or substantially all of our assets to one or more of our wholly owned subsidiaries, in any one transaction or a series of transactions; PROVIDED, in any such case, that the resulting corporation or each such subsidiary assumes or guarantees our obligations under the debentures); PROVIDED, HOWEVER, that such transaction shall not be a fundamental change if either:

       1. the last sale price of Genzyme General Stock for any five trading days during the ten trading days immediately preceding the public announcement by us of such transaction is at least equal to 105% of the conversion price in effect on such trading day; or

       2. the consideration in such transaction to the holders of Genzyme General Stock consists of cash, securities that are, or immediately upon issuance will be, listed on a national securities exchange or quoted on the Nasdaq National Market, or a combination of cash and such securities, and the aggregate fair market value of such consideration (which, in the case of such securities, shall be equal to the average of the last sale prices of such securities during the ten consecutive trading days commencing with the sixth trading day following consummation of the transaction) is at least 105% of the conversion price in effect on the date immediately preceding the closing date of such transaction.

    "Voting Shares" is defined to mean all outstanding shares of any class or series (however designated) of capital stock entitled to vote generally in the election of members of the board of directors and includes, without limitation, Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock.

    The right to require us to repurchase the debentures because a fundamental change has occurred could create an event of default under our existing or future senior indebtedness that could, by virtue of the subordination provisions of the debentures and absent a waiver, prevent us from repurchasing the debentures. See "--Subordination" below. Our failure to repurchase the debentures when required will result in an event of default under the debentures whether or not such repurchase is permitted by the subordination provisions.

    The holders' repurchase right upon the occurrence of a fundamental change could, in some circumstances, make more difficult or discourage a potential takeover of us and, thus, removal of incumbent management. The fundamental change repurchase right, however, is not the result of management's knowledge of any specific effort to accumulate shares of Genzyme General Stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. Instead, the fundamental change purchase feature is a standard term contained in other similar debt offerings and the terms of such feature have resulted from negotiations between us and the initial purchasers of the debentures.

    We could in the future enter into certain transactions including highly leveraged recapitalizations, that would not constitute a fundamental change and would, therefore, not provide the holders with the protection of requiring us to repurchase the debentures.

    Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to holders of the debentures. We will comply with this rule to the extent applicable at that time.

SUBORDINATION

    The payment of the principal of, and premium, if any, and interest on, the debentures will be subordinated in right of payment, to the extent set forth in the indenture, to the prior payment in full of amounts then due on all senior indebtedness.

    Senior indebtedness is defined in the indenture to mean:

    A. the principal of, interest (including interest during bankruptcy and similar proceedings) on and any other amounts owing with respect to:

       1. any indebtedness of ours, now or hereafter outstanding, for borrowed money (other than the debentures);

       2. any indebtedness of ours, now or hereafter outstanding evidenced by a bond, note, debenture, capitalized lease, letter of credit reimbursement agreement or other similar instrument;

       3. any other written obligation of ours, now or hereafter outstanding, to pay money issued or assumed as all or part of the consideration for the acquisition of property, assets or securities; and

       4. any guaranty or endorsement (other than for collection or deposit in the ordinary course of business) or discount with recourse of, or other agreement (contingent or otherwise) to purchase, repurchase or otherwise acquire, to supply or advance funds or to become liable with respect to (directly or indirectly), any indebtedness or obligation of any person of the type referred to in the preceding clauses (1), (2) and (3) now or hereafter outstanding; and

    B. any refundings, renewals or extensions of any indebtedness or other obligation described in clause (A) above;

unless, in the case of any of the foregoing, the instrument, lease or other document creating or evidencing the same expressly provides that such indebtedness or obligation by its terms is not senior in right of payment to the debentures. The indenture does not contain any limitation or restriction on the issuance of senior indebtedness or other indebtedness or securities by us or our subsidiaries. In addition, the debentures are effectively subordinated in right of payment to third party indebtedness of our subsidiaries.

    As of June 30, 2001, we and our subsidiaries had an aggregate of $284,500,000 million of consolidated indebtedness and other obligations that would have ranked senior to the debentures.

    Upon the maturity of senior indebtedness, whether by acceleration or otherwise, or any distribution of our assets resulting from any liquidation, dissolution, winding up, reorganization or any insolvency proceedings of us, the holders of all senior indebtedness will be entitled to receive payment in full before the holders of the debentures will be entitled to receive any payment of the principal of, or premium, if any, or interest on, the debentures. Upon a default or event of default in the payment of the principal, premium, if any, or interest on the senior indebtedness, then, unless such default or event of default has been cured or waived or shall have ceased to exist, we shall not pay any principal, premium, if any, or interest on the debentures or otherwise acquire any of the debentures. Upon a default or event of default on the senior indebtedness (other than a default or event of default in the payment of the principal, premium, if any, or interest on the senior indebtedness) and if we and the trustee receive a notice of such default or event of default from the holders of the senior indebtedness or their representative (a "PAYMENT BLOCKAGE NOTICE"), then we shall not pay any principal, premium, if any, or interest on the debentures until the earlier of (1) the date on which such default or event of default shall have been cured or waived or shall have ceased to exist or
(2) the 179th day after the date of such receipt of such Payment Blockage Notice. No more than one Payment Blockage Notice shall be effective during any 365 consecutive day period. No such default or event of default that existed upon first delivery of any Payment Blockage Notice shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default or event of default shall have been cured or waived for a period of 180 consecutive days. By reason of such subordination, in the event of insolvency, holders of the debentures may recover less, ratably, than other creditors of ours.

    The indenture permits the trustee and any paying agent to become our creditor and to own debentures and does not preclude the trustee or any such paying agent from enforcing its rights as a creditor, including rights as a holder of senior indebtedness. See "--Concerning the Trustee" below.

    If any holder of debentures receives any payment or distribution of our assets of any kind on the debentures in contravention of the subordination provisions of the indenture before all senior indebtedness is paid in full, then the holder will hold such payment or distribution in trust for the benefit of holders of our senior indebtedness and shall pay it over to them as their interests may appear.

    Any right we have to receive assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the debentures to participate in these assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that we are recognized as a creditor of such subsidiary. In that case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us and would be subject to judicial power to subordinate our claim to those of other creditors of such subsidiary in some cases.

    We will be obligated to pay reasonable compensation to the trustee and to indemnify the trustee against any losses, liabilities or expenses that it incurs in connection with its duties under the indenture. Any claims for such payments that the trustee makes against funds collected or held by the trustee will be senior to those of holders of the debentures.

EVENTS OF DEFAULT AND NOTICE THEREOF

    The following are events of default under the indenture:

    - a default in the payment of any interest on any debenture continues for 30 days or more after such payment is due, whether or not such payment is prohibited by the subordination provisions of the indenture;

    - a default in the payment of principal of or premium, if any, on any debenture or of the repurchase price of any debenture when due, whether or not such payment is prohibited by the subordination provisions of the indenture;

    - a default in the performance of any other of our covenants or agreements in the indenture that continues for 60 days after written notice to us by the trustee or the holders of at least 25% in principal amount of outstanding debentures;

    - failure by us to make any payment when due, including any applicable grace period, of our indebtedness for borrowed money, which payment is in an amount in excess of $20.0 million;

    - default by us with respect to any of our indebtedness for borrowed money, which default results in acceleration of any such indebtedness which is in an amount in excess of $20.0 million; and

    - some events of bankruptcy, insolvency or reorganization.

    If an event of default shall occur and be continuing and if it is known to the trustee, the trustee is required to mail to each holder of the debentures a notice of the event of default within 90 days after such default occurs. Except in the case of a default in payment of the principal of or premium, if any, or interest on any debenture, the trustee may withhold the notice if and so long as the trustee in good faith determines that withholding the notice is in the interests of the holders of the debentures.

    If an event of default shall occur and be continuing, the trustee or the holders of not less than 25% in principal amount of outstanding debentures may declare the principal of, and accrued interest on, all the debentures to be due and payable immediately. If the event of default relates to bankruptcy, insolvency or reorganization, the debentures shall automatically become due and payable immediately, subject to applicable law.

    Holders of the debentures may not enforce the indenture or debentures except as provided in the indenture. Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of the debentures, unless the holders shall have offered the trustee indemnity reasonably satisfactory to it. Subject to the indemnification provisions and certain limitations contained in the indenture, the holders of a majority in principal amount of the debentures at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. Those holders may, in certain cases, waive any default except a default in payment of principal of, or premium, if any, or interest on, any debenture or a failure to comply with some provisions of the indenture relating to conversion of the debentures.

    We are required to furnish the trustee annually with a certificate as to our compliance with the conditions and covenants provided for in the indenture.

DISCHARGE

    The indenture provides that we may terminate our obligations under the indenture at any time by delivering all outstanding debentures to the trustee for cancellation if we have paid all sums payable by us under the indenture. At any time within one year before the maturity of the debentures or the redemption of all the debentures, we may terminate our substantive obligations under the indenture, other than our obligations to pay the principal of, and interest on, the debentures, by depositing with the trustee money or U.S. government obligations sufficient to pay all remaining indebtedness on the debentures when due.

MERGER AND CONSOLIDATION

    We may not consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of our assets to, another corporation, person or entity unless

    - we are the surviving person or the successor or transferee is a corporation organized under the laws of the United States, any state of the United States or the District of Columbia, or a corporation or comparable legal entity organized under the laws of a foreign jurisdiction and whose equity securities are listed on a national securities exchange in the United States or authorized for quotation on the Nasdaq National Market;

    - the successor assumes all our obligations under the debentures and the indenture (except under some circumstances, conversion obligations) and enters into a supplemental indenture; and

    - after such transaction no event of default exists.

MODIFICATION AND WAIVER

    Subject to some exceptions, supplements of and amendments to the indenture or the debentures may be made by us and the trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding debentures and any existing default or compliance with any provisions may be waived with the consent of the holders of a majority in aggregate principal amount of the outstanding debentures. Without the consent of any holders of the debentures, we and the trustee may amend or supplement the indenture or the debentures to cure any ambiguity, defect or inconsistency, to provide for the assumption of our obligations to holders of the debentures and to make certain changes with respect to conversion rights in case of a merger or acquisition otherwise in compliance with the indenture or to make any change that does not materially adversely affect the rights of any holder of the debentures. Without the consent of the holders of each debenture affected thereby, an amendment, supplement or waiver may not:

    - change the stated maturity date of the principal of, or interest on, any debenture, or adversely affect the right to convert any debenture;

    - reduce the principal amount or repurchase price of, or interest or premium, if any, on, any debenture;

    - change the currency for payment of principal of, or interest on, any debenture;

    - impair the right to institute suit for the enforcement of any payment on or with respect to any debenture;

    - modify the subordination provisions of the indenture in a manner adverse to the holders;

    - reduce the above stated percentage of outstanding debentures necessary to amend or supplement the indenture or waive defaults or compliance; or

    - modify (with some exceptions) any provisions of the indenture relating to modification and amendment of the indenture or waiver of compliance with conditions and defaults thereunder.

CONCERNING THE TRUSTEE

    State Street Bank and Trust Company, the trustee under the indenture, has been appointed by us as the initial paying agent, conversion agent and registrar with regard to the debentures. We and our subsidiaries may maintain deposit accounts and conduct other banking transactions with the trustee or its affiliates in the ordinary course of business, and the trustee and its affiliates may from time to time in the future provide us with banking and financial services in the ordinary course of their business.

    In case an event of default shall occur (and shall not be cured) and holders of the debentures have notified the trustee, the trustee will be required to exercise its powers with the degree of care and skill that a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of debentures, unless the holders shall have offered to the trustee indemnity reasonably satisfactory to it.

GOVERNING LAW

    The indenture and debentures will be governed by and construed in accordance with the laws of the State of New York, without giving effect to such state's conflicts of law principles.

BOOK-ENTRY, DELIVERY AND FORM

    We have issued the debentures in the form of a global security. The global security has been deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Holders of the debentures may hold their beneficial interests in the global security directly through DTC if they have an account with DTC or indirectly through organizations which have accounts with DTC. Debentures in definitive certificated form (called "certificated securities") will be issued only in limited circumstances described below.

    DTC has advised us that it is:

    - a limited purpose trust company organized under the laws of the state of New York;

    - a member of the Federal Reserve System;

    - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

    - a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

    DTC was created to hold securities of institutions that have accounts with DTC (called "participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies (called "indirect participants") that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

    Pursuant to procedures established by DTC, DTC has credited on its book-entry registration and transfer system the principal amount of debentures represented by such global security to the accounts of participants. Ownership of beneficial interests in the global security are limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security are shown on, and the transfer of those ownership interests may be effected only through, records maintained by DTC (with respect to participants' interests), the participants and the indirect participants. The laws of some jurisdictions may require that some purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

    Beneficial owners of interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

    So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the debentures represented by the global security for all purposes under the indenture and the debentures. In addition, no beneficial owner of an interest in a global security may transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, an owner of a beneficial interest in the global security is not entitled to have the debentures represented by the global security registered in its name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any debentures under the global security. We understand that under existing industry practice if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    We will make payments of principal, premium, if any, and interest on the debentures represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee, nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the global security, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global security for any debenture or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

    Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

    DTC has advised us that it will take any action permitted to be taken by a holder of debentures only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of debentures as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depository for the global security or ceases to be a clearing agency or there is an event of default under the debentures, DTC will exchange the global security for certificated securities which it will distribute to its participants and which will be legended, if required, to indicate any restrictions on transfer.

    Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

                            SELLING SECURITYHOLDERS

    We originally issued the debentures in a private placement in May 2001. The debentures were resold by the initial purchasers to persons they reasonably believed to be qualified institutional buyers under Rule 144A under the Securities Act. Selling securityholders may use this prospectus to offer and sell the debentures and the shares of Genzyme General Stock issuable upon conversion of the debentures.

    The table below sets forth information about the beneficial ownership of the debentures and shares of Genzyme General Stock by each selling securityholder who has timely provided us with a completed and executed notice and questionnaire stating its intent to use this prospectus to sell or otherwise dispose of debentures and/or shares of Genzyme General Stock that may be issuable upon conversion of the debentures.

    We have prepared this table using information furnished to us by DTC and/or by or on behalf of the selling securityholders. To our knowledge, no selling securityholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

    Our registration of the debentures and the shares of Genzyme General Stock that may be issuable upon conversion of the debentures does not mean that the selling securityholders identified below will sell all or any of these securities. In addition, the selling securityholders may have sold, transferred or disposed of all or a portion of their debentures since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act.

                                                           NUMBER OF SHARES OF       NUMBER OF SHARES OF     NUMBER OF SHARES OF
                                 PRINCIPAL AMOUNT OF      GENZYME GENERAL STOCK     GENZYME GENERAL STOCK   GENZYME GENERAL STOCK
                               DEBENTURES BENEFICIALLY   ISSUABLE UPON CONVERSION    BENEFICIALLY OWNED      BENEFICIALLY OWNED
          NAME (1)             OWNED THAT MAY BE SOLD      THAT MAY BE SOLD (2)      BEFORE OFFERING (3)     AFTER OFFERING (4)
-----------------------------  -----------------------   ------------------------   ---------------------   ---------------------
[Names of Selling
  Securityholders will be
  provided in a pre-
  effective amendment to this
  registration statement.]...        $

Unnamed holders of debentures
  or future transferees,
  pledgees, donees or
  successors of or from such
  unnamed holders(5).........

------------------------------

(1) Individuals and entities who receive shares of Genzyme General Stock covered by this prospectus from a selling securityholder as a gift or in connection with a pledge may sell up to 500 of those shares using this prospectus.

(2) Assumes conversion of the full amount of debentures held by the selling securityholder at the initial rate of approximately 14.22 shares of Genzyme General Stock per $1,000 in principal amount of the debentures. The conversion rate and the number of shares of Genzyme General Stock issuable upon conversion of the debentures may adjust under circumstances described under "DESCRIPTION OF DEBENTURES--Conversion Rights." Accordingly, the number of shares of Genzyme General Stock issuable upon conversion of the debentures may increase or decrease from time to time. Under the terms of the debentures, cash will be paid instead of issuing any fractional shares. As a result, the total number of shares of Genzyme General Stock listed in
    this column (      ) is less than the number of shares of Genzyme General
    Stock initially issuable upon conversion of the debentures (8,179,231 shares).

(3) Includes shares of Genzyme General Stock that may be issuable upon conversion of the debentures beneficially owned by the selling securityholder.

(4) Assumes that the selling securityholder has sold all the shares of Genzyme General Stock shown as being issuable upon the assumed conversion of debentures listed next to its name. [Percentage of outstanding stock is
    based upon       shares of Genzyme General Stock outstanding as of
                , 2001, treating as outstanding the number of shares of Genzyme General Stock shown as being issuable upon the assumed conversion of the debentures listed next to a named selling securityholder but not assuming the conversion of any of the other debentures.]

(5) Assumes that the unnamed holders of the debentures or future transferees, pledgees, donees or successors of or from any such unnamed holders do not beneficially own any Genzyme General Stock other than the Genzyme General Stock that may be issuable upon conversion of the debentures. No unnamed holder may use this prospectus to offer or sell debentures or shares of Genzyme General Stock until such unnamed holder is identified as a selling securityholder in a supplement to this prospectus.

                              PLAN OF DISTRIBUTION

    We are registering the debentures and the shares of Genzyme common stock that may be issuable upon conversion of the debentures for resale by the selling securityholders listed in this prospectus or in a supplement to this prospectus. These debentures and these shares of Genzyme common stock may be sold from time to time to purchasers:

    - directly by the selling securityholders; or

    - through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the debentures and the underlying Genzyme common stock.

    The selling securityholders and any such broker-dealers or agents who participate in the distribution of the debentures and the underlying Genzyme common stock may be deemed to be "underwriters" (as this term is defined in the Securities Act). As a result, any profits on the sale of the debentures and the underlying Genzyme common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to statutory liabilities as underwriters under the Securities Act.

    If the debentures and the underlying Genzyme common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

    The debentures and the underlying Genzyme common stock may be sold in one or more transactions at:

    - fixed prices;

    - prevailing market prices at the time of sale;

    - varying prices determined at the time of sale; or

    - negotiated prices.

These sales may be effected in transactions:

    - on any national securities exchange or quotation service on which the debentures and underlying Genzyme common stock may be listed or quoted at the time of the sale, which may include the Nasdaq National Market;

    - in the over-the-counter market;

    - in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

    - through the writing of options.

    These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

    In connection with the sales of the debentures and the underlying Genzyme common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the debentures and the underlying Genzyme common stock in the course of hedging their positions. The selling securityholders may also sell the debentures and the underlying Genzyme common stock short and deliver debentures and the underlying Genzyme common stock to close out short positions, or loan or pledge debentures and the underlying Genzyme common stock to broker-dealers that in turn may sell the debentures and the underlying Genzyme common stock.

    To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the debentures and the underlying Genzyme common stock by the selling securityholders. Selling securityholders may not sell any or all of the debentures and the underlying Genzyme common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the debentures and the underlying Genzyme common stock by other means not described in this prospectus. To the extent required, we will amend or supplement this prospectus to disclose material arrangements regarding the plan of distribution. If, for example, selling securityholders exercise their limited right to have us arrange for one underwritten offering of the debentures and the underlying Genzyme common stock, we will amend or supplement this prospectus, if required, to disclose:

    - the aggregate principal amount of the debentures and the number of underlying shares of Genzyme common stock being offered;

    - the name or names of the selling securityholders;

    - the terms of the offering;

    - the name or names of the underwriters;

    - any discounts, concessions or commissions and other terms constituting compensation from the selling securityholders; and

    - any discounts, concessions or commissions allowed or paid to dealers.

    The debentures have been designated for trading in The Portal-SM- Market, a subsidiary of The Nasdaq Stock Market, Inc. Any debentures that are resold by means of this prospectus will no longer be eligible for trading in The Portal-SM- Market. We do not intend to apply for listing of the debentures on any securities exchange or for quotation through Nasdaq. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the debentures.

    There can be no assurance that any selling securityholder will sell any or all of the debentures or the underlying Genzyme common stock pursuant to this prospectus. In addition, any debentures or underlying Genzyme common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the debentures and the underlying Genzyme common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the debentures and the underling Genzyme common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the debentures and the underlying Genzyme common stock and the ability of any person or entity to engage in market-making activities with respect to the debentures and the underlying Genzyme common stock.

    We have agreed to indemnify the selling securityholders against some liabilities, including some liabilities under the Securities Act. We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the debentures and the underlying Genzyme common stock to the public other than commissions, fees and discounts of underwriters, broker-dealers and agents.

                                 LEGAL MATTERS

    The validity of the debentures and the Genzyme General Stock issuable upon conversion of the debentures will be passed upon for us by our counsel, Palmer & Dodge LLP, Boston, Massachusetts.

                                    EXPERTS

    The financial statements of Genzyme Corporation, Genzyme General, Genzyme Biosurgery and Genzyme Molecular Oncology incorporated in this prospectus by reference to Genzyme's annual report on Form 10-K for the year ended
December 31, 2000, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements of Focal, Inc. appearing in Focal's annual report on Form 10-K for the year ended December 31, 2000, as amended, incorporated by reference in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference elsewhere herein. The financial statements referred to above are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of GelTex Pharmaceuticals, Inc. appearing in GelTex's annual report on Form 10-K for the year ended
December 31, 1999, as amended, incorporated by reference in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated by reference elsewhere herein which, as to the years 1999 and 1998, are based in part on the reports of PricewaterhouseCoopers LLP, independent accountants. The financial statements referred to above are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

    The financial statements of RenaGel LLC as of December 31, 1999 and 1998 and for each of the two years in the period ended December 31, 1999 incorporated in this prospectus by reference to GelTex's annual report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated financial statements of Biomatrix, Inc. incorporated in this prospectus by reference to its annual report on Form 10-K for the year ended December 31, 1999, as amended, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements of Wyntek Diagnostics, Inc. as of December 31, 2000 and 1999 and for each of the two years in the period ended December 31, 2000 incorporated in this prospectus by reference to Genzyme's current report on Form 8-K filed with the SEC on May 18, 2001 have been so incorporated in reliance on the report of McKay, Carne, Buniva & Lazarus LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    You may read and copy any reports, statements or other information that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.

    Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at "http://www.sec.gov." Reports, proxy statements and other information concerning us may also be inspected at the offices of The Nasdaq Stock Market, which is located at 1735 K Street, N.W., Washington, D.C. 20006.

    The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this prospectus, except for any information superseded by information contained directly in this prospectus or in later-filed documents incorporated by reference in this prospectus.

    The following documents that we filed with the SEC are incorporated herein by reference:

    1. Annual Report on Form 10-K for the year ended December 31, 2000, filed on April 2, 2001;

    2. Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed on May 15, 2001;

    3. Current Reports on Form 8-K filed on December 15, 2000 (as amended on Form 8-K/A filed on February 27, 2001 and May 3, 2001), January 2, 2001 (as amended on Form 8-K/A filed on March 2, 2001 and May 3, 2001),
       March 9, 2001, April 26, 2001, May 11, 2001, May 22, 2001, June 6, 2001,
       June 6, 2001 and July 12, 2001;

    4. Current Report on Form 8-K filed on May 18, 2001 which contains the audited financial statements of Wyntek Diagnostics, Inc. as of December 31, 2000 and 1999 and for each of the two years in the period ended December 31, 2000, including the independent accountants' report dated January 31, 2001, and the unaudited financial statements of Wyntek Diagnostics, Inc. as of and for the three months ended March 31, 2001 and 2000.

    5.  Proxy Statement on Schedule 14A filed on April 24, 2001;

    6. The description of Genzyme General Stock contained in our Registration Statement on Form 8-A filed on December 19, 2000, as amended on June 6, 2001, including any further amendment or report filed hereafter for the purpose of updating such description; and

    7. The description of Genzyme General Stock purchase rights contained in our Registration Statement on Form 8-A filed on December 19, 2000, as amended on June 6, 2001, including any further amendment or report filed hereafter for the purpose of updating such description.

    We also incorporate by reference additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date that we terminate this offering. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

    We also incorporate by reference the material set forth below that GelTex Pharmaceuticals, Inc., Biomatrix, Inc. and Focal, Inc. have previously filed with the SEC.

GELTEX FILINGS (FILE NO. 0-26872)

    1. Audited financial statements and related notes, including the report of independent auditors, of GelTex set forth on pages F-1 to F-20 of GelTex's Annual Report on Form 10-K for the year ended December 31, 1999 (filed on March 30, 2000), as amended on November 7, 2000.

    2. Audited financial statements and related notes, including the report of independent accountants, of RenaGel LLC set forth in Exhibit 99.1 to GelTex's Annual Report on Form 10-K for the year ended December 31, 1999 (filed on March 30, 2000), as amended on November 7, 2000.

    3. Unaudited financial statements and related notes of GelTex set forth on pages 3 to 9 of GelTex's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (filed on November 14, 2000).

BIOMATRIX FILINGS (FILE NO. 0-19373)

    1. Audited financial statements and related notes, including the report of independent accountants, of Biomatrix set forth on pages F-1 to F-21 of Biomatrix's Annual Report on Form 10-K for the year ended December 31, 1999 (filed on March 30, 2000), as amended on April 26, 2000 and
       October 26, 2000.

    2. Unaudited financial statements and related notes of Biomatrix set forth on pages 3 to 14 of Biomatrix's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (filed on November 14, 2000).

FOCAL FILINGS (FILE NO. 0-23247)

    1. Audited financial statements and related notes, including the report of independent auditors, of Focal set forth on pages 35 to 51 of Focal's Annual Report on Form 10-K for the year ended December 31, 2000 (filed on April 2, 2001), as amended on April 30, 2001.

    2. Unaudited financial statements and related notes of Focal set forth on pages 3 to 9 of Focal's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (filed on May 9, 2001).

    Documents incorporated by reference are available from us without charge, excluding all exhibits, except that if we have specifically incorporated by reference an exhibit in this prospectus, the exhibit will also be provided without charge. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address and telephone number.

                              Genzyme Corporation
                             Shareholder Relations
                               One Kendall Square
                         Cambridge, Massachusetts 02139
                                 (617) 252-7526

    You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. This
prospectus is dated             , 2001. You should not assume that the
information contained in this prospectus is accurate as of any date other than that date. Neither the delivery of this prospectus nor the sale of securities creates any implication to the contrary.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The expenses to be borne by Genzyme in connection with the registration of the Debentures, Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock are estimated as follows:

SEC Registration Fee........................................  $143,750
Printing and engraving expenses.............................  $ 50,000
Accounting fees and expenses................................  $ 25,000
Legal fees and expenses.....................................  $ 15,000
Miscellaneous expenses......................................  $  1,250
                                                              --------
Total.......................................................  $235,000
                                                              ========

    All of the above figures, except the SEC registration fee, are estimates. The selling securityholders listed in the prospectus or any related prospectus supplement will not bear any of the expenses listed above.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 67 of Chapter 156B of the Massachusetts Business Corporation Law grants Genzyme the power to indemnify any director, officer, employee or agent to whatever extent permitted by Genzyme's Restated Articles of Organization, By-Laws or a vote adopted by the holders of a majority of the shares entitled to vote thereon, unless the proposed indemnitee has been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her actions were in the best interests of Genzyme or, to the extent that the matter for which indemnification is sought relates to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan. Such indemnification may include payment by Genzyme of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he or she shall be adjudicated to be not entitled to indemnification under the statute.

    Article VI of Genzyme's By-Laws provides that Genzyme shall, to the extent legally permissible, indemnify each person who may serve or who has served at any time as a director or officer of the corporation or of any of its subsidiaries, or who at the request of the corporation may serve or at any time has served as a director, officer or trustee of, or in a similar capacity with, another organization or an employee benefit plan, against all expenses and liabilities (including counsel fees, judgments, fines, excise taxes, penalties and amounts payable in settlements) reasonably incurred by or imposed upon such person in connection with any threatened, pending or completed action, suit or other proceeding, whether civil, criminal, administrative or investigative, in which he or she may become involved by reason of his or her serving or having served in such capacity (other than a proceeding voluntarily initiated by such person unless he or she is successful on the merits, the proceeding was authorized by the corporation or the proceeding seeks a declaratory judgment regarding his or her own conduct); PROVIDED that no indemnification shall be provided for any such person with respect to any matter as to which he or she shall have been finally adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of Genzyme or, to the extent such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan; and PROVIDED, FURTHER, that as to any matter disposed of by a compromise payment by such person, pursuant to a consent decree or otherwise, the payment and indemnification thereof have been approved by Genzyme, which approval shall not unreasonably be withheld, or by a court of competent jurisdiction. Such indemnification shall include payment by Genzyme of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he or she shall be adjudicated to be not entitled to indemnification under
Article VI, which undertaking may be accepted without regard to the financial ability of such person to make repayment.

    The indemnification provided for in Article VI is a contract right inuring to the benefit of the directors, officers and others entitled to indemnification. In addition, the indemnification is expressly not exclusive of any other rights to which such director, officer or other person may be entitled by contract or otherwise under law, and inures to the benefit of the heirs, executors and administrators of such a person.

    Genzyme also has in place agreements with certain officers and directors which affirm Genzyme's obligation to indemnify them to the fullest extent permitted by law and contain various procedural and other provisions which expand the protection afforded by Genzyme's By-Laws.

    Section 13(b)(1 1/2) of Chapter 156B of the Massachusetts Business Corporation Law provides that a corporation may, in its articles of organization, eliminate a director's personal liability to the corporation and its stockholders for monetary damages for breaches of fiduciary duty, except in circumstances involving (i) a breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) unauthorized distributions and loans to insiders, and (iv) transactions from which the director derived an improper personal benefit. Article VI.C.5. of Genzyme's Restated Articles of Organization provides that no director shall be personally liable to Genzyme or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that such exculpation is not permitted under the Massachusetts Business Corporation Law as in effect when such liability is determined.

ITEM 16. EXHIBITS

    See the Exhibit Index immediately following the signature page.

ITEM 17. UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, as of July 27, 2001.

                                                       GENZYME CORPORATION

                                                       By:             /s/ MICHAEL S. WYZGA
                                                            -----------------------------------------
                                                                         Michael S. Wyzga
                                                                 SENIOR VICE PRESIDENT, FINANCE;
                                                                   CHIEF FINANCIAL OFFICER; AND
                                                                     CHIEF ACCOUNTING OFFICER

                               POWER OF ATTORNEY

    We, the undersigned officers and directors of Genzyme Corporation, hereby severally constitute and appoint Henri A. Termeer, Michael S. Wyzga, Evan M. Lebson and Peter Wirth, and each of them singly, our true and lawful attorneys-in-fact, with full power to them in any and all capacities, to sign any and all amendments to this registration statement on Form S-3 (including any post-effective amendments thereto), and any related Rule 462(b) registration statement or amendment thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact may do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

                    SIGNATURE                                    TITLE                    DATE
                    ---------                                    -----                    ----
               /s/ HENRI A. TERMEER
   -------------------------------------------      Principal Executive Officer       July 27, 2001
                 Henri A. Termeer                   and Director

               /s/ MICHAEL S. WYZGA
   -------------------------------------------      Principal Financial and           July 27, 2001
                 Michael S. Wyzga                   Accounting Officer

        /s/ CONSTANTINE E. ANAGNOSTOPOULOS
   -------------------------------------------                  Director              July 27, 2001
          Constantine E. Anagnostopoulos

            /s/ DOUGLAS A. BERTHIAUME
   -------------------------------------------                  Director              July 27, 2001
              Douglas A. Berthiaume

                    SIGNATURE                                    TITLE                    DATE
                    ---------                                    -----                    ----
                /s/ HENRY E. BLAIR
   -------------------------------------------                  Director              July 27, 2001
                  Henry E. Blair

             /s/ ROBERT J. CARPENTER
   -------------------------------------------                  Director              July 27, 2001
               Robert J. Carpenter

              /s/ CHARLES L. COONEY
   -------------------------------------------                  Director              July 27, 2001
                Charles L. Cooney

                /s/ VICTOR J. DZAU
   -------------------------------------------                  Director              July 27, 2001
                  Victor J. Dzau

               /s/ CONNIE MACK III
   -------------------------------------------                  Director              July 27, 2001
                 Connie Mack III

                                 EXHIBIT INDEX

NO.                                             DESCRIPTION
---                     ------------------------------------------------------------
4.1                     Restated Articles of Organization of Genzyme, as amended.
                        Filed as Exhibit 3 to Genzyme's Current Report on Form 8-K
                        filed with the SEC on June 6, 2001, and incorporated herein by reference.

4.2                     By-laws of Genzyme, as amended. Filed as Exhibit 3.2 to
                        Genzyme's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, and incorporated herein by reference.

4.3                     Second Amended and Restated Renewed Rights Agreement dated as of December 18, 2000 between Genzyme and American Stock
                        Transfer and Trust Company. Filed as Exhibit 4 to Genzyme's
                        Registration Statement on Form 8-A filed on December 19,
                        2000, as amended on June 6, 2001, and incorporated herein by reference.

4.4                     Biomatrix, Inc. 6.9% Convertible Subordinated Note due
                        May 14, 2003. Filed as Exhibit 4.1 to Genzyme's Current
                        Report on Form 8-K filed on January 2, 2001 and incorporated herein by reference.

4.5                     Form of Genzyme General Division Convertible Debenture.
                        Filed as Exhibit 10.7 to Genzyme's Quarterly Report on
                        Form 10-Q for the quarter ended September 30, 1997 and incorporated herein by reference.

4.6 Warrant Agreement between Genzyme and Comdisco, Inc. Filed as Exhibit 10.22 to a General Form for Registration on Form 10 of PharmaGenics, Inc. (File No. 0-20138), and incorporated herein by reference.

4.7                     Indenture, dated as of May 8, 2001, by and between Genzyme and State Street Bank and Trust Company as trustee,
                        including the form of debenture. Filed as Exhibit 4.1 to
                        Genzyme's Current Report on Form 8-K filed on May 11, 2001, and incorporated herein by reference.

4.8                     Registration Rights Agreement, dated as of May 3, 2001, by and among Genzyme, Credit Suisse First Boston Corporation,
                        Goldman Sachs & Co. and Salomon Smith Barney Inc. Filed as
                        Exhibit 4.2 to Genzyme's Current Report on Form 8-K filed on
                        May 11, 2001, and incorporated herein by reference.

5                       Opinion of Palmer & Dodge LLP. Filed herewith.

12                      Statements regarding Computation of Ratio of Earnings to
                        Fixed Charges. Filed herewith.

23.1 Consent of PricewaterhouseCoopers LLP, independent accountants to Genzyme. Filed herewith.

23.2                    Consent of Ernst & Young LLP, independent auditors to
                        Focal, Inc. Filed herewith.

23.3                    Consent of Ernst & Young LLP, independent auditors to GelTex
                        Pharmaceuticals, Inc. Filed herewith.

23.4 Consent of PricewaterhouseCoopers LLP, independent accountants to Biomatrix, Inc. Filed herewith.

23.5 Consent of PricewaterhouseCoopers LLP, independent accountants to RenaGel LLC. Filed herewith.

23.6 Consent of McKay, Carne, Buniva & Lazarus LLP, independent accountants to Wyntek Diagnostics, Inc. Filed herewith.

23.7 Consent of Palmer & Dodge LLP (contained in Exhibit 5 hereto).

24 Power of Attorney (included on signature page to this registration statement).

25                      Statement of Eligibility and Qualification under the Trust
                        Indenture Act of 1939, as amended, on Form T-1 of State
                        Street Bank and Trust Company. Filed herewith.